

NORDSTROM

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financial highlights

Dollars in thousands except per share amounts

Fiscal Year	2002	2001	% Change
Net sales	$5,975,076	$5,634,130	6.1
Earnings before income taxes and cumulative effect of accounting change	195,624	204,488	(4.3)
Earnings before cumulative effect of accounting change	103,583	124,688	(16.9)
Net earnings	90,224	124,688	(27.6)
Basic earnings per share	.67	.93	(28.0)
Diluted earnings per share	.66	.93	(29.0)
Cash dividends paid per share	.38	.36	5.6

Comp-Store Sales % Change


1.4%
2.7%
4.4%
-0.7%
0.6%
4.0%
-2.7%
-1.1%
0.3%
-2.9%
1.4%
92 93 94 95 96 97 98 99 00 01 02

Sales per Square Foot


$381
$383
$395
$382
$377
$384
$362
$350
$342
$321
$319
92 93 94 95 96 97 98 99 00 01 02

Gross Profit % of Sales


31.6%
31.2%
33.3%
31.9%
30.9%
32.2%
33.8%
34.8%
34.0%
33.2%
33.5%
92 93 94 95 96 97 98 99 00 01 02

SG&A as a % of Sales


26.4%
26.2%
26.4%
27.6%
27.7%
27.5%
28.3%
29.6%
31.6%
30.6%
30.3%
92 93 94 95 96 97 98 99 00 01 02

able of contents

ew this entire report online. Please visit www.nordstrom.com to see this report and obtain the latest available information.

The saying goes, "It's the little things that count." We'd like to add—it's the big ones too. In fact, it all counts when it comes to customer satisfaction.

quality experience

Our focus at Nordstrom is simple—take care of the customer and offer a wide selection of quality, distinctive merchandise at fair prices every day. It is this commitment that ultimately drives sales and results. Everything we do, directly or indirectly, supports our focus on our customers. And our story always begins with our people...

our pleasure

In a competitive retail environment, you must have the best people in the industry on the sales floor. We look for people who will approach work with pride and ownership. Our salespeople are empowered to do whatever it takes to make the customer happy. Every day, they find new ways to respond to each customer's needs.

In addition to anticipating what the customer wants, we offer special services that enhance the shopping experience. Whether someone needs a gift wrapped in our signature pewter and silver boxes (of course, free of charge), last minute alterations, or a complimentary makeover, our services are a unique complement to our superior salespeople.



BP. Salesperson
Nicole Rhotton, Mission Viejo, CA

Personal Touch
Personal shopping specialist
Eun Kim, Michigan Ave., IL

Café Bistro
Jose "Pepe" Ruvalcaba, Mission Viejo, CA

BP. Shoe Salesperson
Russell Felicitas, Downtown Seattle, WA

Concierge
Cynthia Sanchez, Michigan Ave., IL

"As shoe merchants, we were raised kneeling in front of customers, and I believe this represents the essence of our company's values and the very core of our culture."

Bruce Nordstrom
CHAIRMAN OF THE BOARD



Men's Clothing Salesperson
Million-dollar seller
Larry Smiley, Michigan Ave., IL



Regional Fit Specialist
Lingerie and Prosthesis
Debra Duden, Oak Brook, IL



Alterations
Deena Vu, Bellevue Sq., WA



Cosmetics Skincare Specialist
Claudia Myszko, Mission Viejo, CA

distinctive merchandise

Our goal is to offer a well-edited range of products for a variety of lifestyles. We serve a broad base of customers and work hard to offer them an appealing combination of unique vendors, national and exclusive brands and private label merchandise. To have the merchandise when the customer wants it is the highest form of service we can provide. We won't be undersold, and we stand by our commitment to provide the best possible price for every item sold in our stores.

Customers want fresh, compelling merchandise and they recognize quality and value. When we focus on those things it's possible to send more customers home happy—with a shopping bag in hand.

The Rack Catalog nordstrom.com Façonnable



The Store



all together

We want to build long-lasting relationships with our customers—and we want to be wherever they want us to be. Because we are one of the few fashion specialty retailers that provide customers the convenience of shopping multiple channels: in our stores, at Nordstrom Racks, through our catalogs or online, we work hard to demonstrate this commitment every day. Whether it's a midnight shopping spree on nordstrom.com, or a lunchtime dash to the Rack, the customer will always find Nordstrom represented in the quality, value, selection and service each channel provides.



right direction



dear customers, employees and shareholders

Nordstrom is not a faceless company. It includes our salespeople, department managers, store managers, merchants, support personnel, and our board of directors—all working together to achieve sustained improvement in our results by providing better service to our customers. Ours is not a one-quarter, two-quarter, or even a 2003 story. It's a story focused on constantly striving to be better, supported by a well-established culture: competitive and empowering, challenging and supportive, flexible in responding to market opportunities, and unyielding in working every day to warrant the trust of our customers, employees, shareholders, and business partners.

Our progress in the past year is measured in small but meaningful steps. We set out to improve service, drive top line sales, reduce expenses, and implement our perpetual inventory system nationwide. We're pleased to report we made progress on all four fronts. For example, comparable store sales, a reflection of customers voting with their hard earned dollars, grew 1.4 percent in 2002. We also recognize that in this challenging economic environment in which a number of retailers experienced negative comparable store sales, we made strides in regaining lost market share.

We continued to make progress in better managing expenses. Selling, general and administrative expense, as a percentage of sales, showed improvement for the second consecutive year. This expense had grown considerably in recent years relative to our growth in sales. The progress with expenses over the last two years, while modest, moves us in the right direction. Opportunities remain to become more efficient and we intend to act on them, while remaining committed to enhancing the customer experience—in our stores, through our catalogs and online.


Enrique Hernandez Jr.

We opened eight full-line stores in 2002, the most we've ever opened in a single year, in addition to four Nordstrom Racks and one Façonnable boutique. We also successfully implemented a company-wide perpetual inventory system. While we believe that no implementation is completely seamless when it comes to installing a roughly $200 million information technology system, we were able to accomplish this within the established budget and without a significant misstep. Although our perpetual inventory system is a wonderful tool, it is not the all-encompassing answer. With this technology in place, the responsibility now lies with Nordstrom employees, not the system, to make sure that ultimately our customers benefit from our stores carrying more of the merchandise they are looking for. Our technology will continue to improve in 2003 as we begin implementation of a new point-of-sale system, which will enable our salespeople to be more efficient in sales transactions with customers.

Different trends and formats have created a stir within retail over the last few years, from specialty stores in one period, to e-commerce in another, to discounters and increased promotions more recently. Our challenge in 2003 and beyond is to be the best Nordstrom we can be, which we believe is an increasingly attractive niche. While we have a platform that is viable in multiple channels—full-line stores, Racks, Façonnable boutiques, catalogs, Internet—we want to act as one company providing customers with a consistent Nordstrom experience.

Thank you for your support of this company. We look forward to continuing to move in the right direction in 2003 and we're eager to demonstrate through our actions and results why you should continue to be associated with Nordstrom.

Sincerely,



Blake W. Nordstrom
PRESIDENT


Alfred E. Osborne Jr.
D. Wayne Gittinger
Bruce G. Willison
Stephanie M. Shern

individuals, please turn to page 50.

management's discussion and analysis

OVERVIEW

Nordstrom is a fashion specialty retailer offering a wide selection of high-quality apparel, shoes and accessories for men, women and children. We believe that we offer our customers an exceptional shopping experience by providing superior service and distinctive merchandise with an emphasis on quality and value. We also offer our products through multiple retail channels including our full-line stores, Nordstrom Rack stores, our catalogs and on the Internet.

Our financial performance is driven largely by our ability to generate positive comparable store sales, successfully execute store openings, manage inventory and control expenses. To that end, our goals for 2002 were to drive top-line growth, implement our new perpetual inventory system and continue lowering expense levels as a percent of sales.

During 2002, we were able to generate comparable store sales gains of 1.4%. We are encouraged by these gains in this challenging retail and economic environment. In recent years, our sales per square foot have declined as we have ventured into new markets and opened new stores. This year our sales per square foot decline slowed. In 2002, sales per square foot declined from $321 to $319, in spite of an 8% expansion in our retail square footage.

We substantially completed the implementation of our perpetual inventory system, which allows us to more effectively manage inventory. Additionally, we are implementing a new replenishment system, which is scheduled for completion in the first quarter of 2003.

Progress was made on controlling expenses in the current year. In 2002, selling, general and administrative expenses as a percent of sales were down 0.3% to 30.3%. This decrease is in addition to the 1.0% decrease we achieved in 2001. While we have made progress in this area, we are still focused on reaching our goal of 28.5% to 29.0% of sales in the next few years.

Our focus for 2003 is to increase top line growth through positive comparable store sales and store openings, improve gross margin performance through better inventory control, and further reduce our expenses as a percent of sales.

Percentage of 2002 Sales by Merchandise Category


Children's Apparel and Accessories 4%
Other 3%
Men's Apparel and Furnishings 17%
Women's Apparel 35%
Shoes 19%
Women's Accessories 22%

RESULTS OF OPERATIONS:

Segment results are discussed in each of the following sections as applicable.

Net Sales (in millions)


$5,049
$5,149
$5,529
$5,634
$5,975
$6,000
$5,750
$5,500
$5,250
$5,000
98
99
00
01
02

Sales increases and comparable store sales are shown in the table below. *Comparable stores are stores open at least one full fiscal year at the beginning of the fiscal year.*

Fiscal Year	**2000**	**2001**	**2002**
Net sales increase	7.4%	1.9%	6.1%
Comparable store sales:			
Full-line stores	0.2%	(2.6%)	0.7%
Nordstrom Rack & other	1.2%	(5.9%)	7.4%
Total	0.3%	(2.9%)	1.4%

management's discussion and analysis

In 2002, net sales increased 6.1% over the prior year. This growth was primarily due to store openings. During 2002, we opened eight full-line stores, four Nordstrom Rack stores and one Façonnable boutique. We also closed one Nordstrom Rack location. The net impact was an increase to our retail square footage of 8%. Comparable store sales increased 1.4% due to increases at both full-line stores and Nordstrom Rack stores. Sales at Nordstrom Direct (formerly known as Nordstrom.com) declined slightly with a planned reduction in catalog sales partially offset by an increase in Internet sales.

Merchandise division sales were led by Women's Designer, Cosmetics and Accessories. Men's Apparel and Shoes experienced small sales declines. The Women's Designer division benefited from the addition of new vendors, close scrutiny of developing trends and a targeted marketing plan. The increase in Cosmetics was primarily due to the addition of product lines. Accessories improved by differentiating its product and offering attractive values.

In 2001, net sales increased 1.9% due to store openings. During 2001, we opened four full-line stores, eight Nordstrom Rack stores and three Façonnable boutiques. We also closed one Nordstrom Rack store and one full-line store. The net impact was an increase to our retail square footage of 6%. New store sales were partially offset by negative comparable store sales and a decline in sales at Nordstrom Direct. The most significant sales declines were in Men's Apparel and Shoes while Women's Apparel was essentially flat.

In 2003, we plan to open four full-line stores and two Nordstrom Rack stores, increasing retail square footage by approximately 4%. Because of the continued challenging retail environment, comparable store sales are expected to be flat to slightly positive.

Gross Profit

Fiscal Year	2000	2001	2002
Gross profit as a percent of net sales	34.0%	33.2%	33.5%

Gross profit as a percentage of net sales improved in 2002 due to better inventory management. In our merchandising divisions, improvement in gross profit rate offset lower sales in certain categories. Merchandise division gross profit was led by both Women's and Men's Apparel. Additionally, costs related to our private label operations improved. Total inventory increased as we added new stores, however, inventory per square foot declined due to improved performance at full-line stores partially offset by inventory increases at our Nordstrom Rack division. Total shrinkage as a percentage of sales was even with the previous year.

Gross profit as a percentage of net sales declined in 2001 due to increased markdowns and new store occupancy expenses. The markdowns were taken to drive sales and to liquidate excess inventory caused by the decrease in comparable store sales. Inventory declines at comparable stores were partially offset by the addition of new stores. The comparable stores inventory decrease was due to a concerted effort to reduce inventory levels during the year resulting in lower inventory per square foot. Total shrinkage as a percentage of sales was even with the previous year.

In 2003, we anticipate continuing progress in our ability to improve gross profit performance through better inventory management.

Selling, General and Administrative

Fiscal Year	2000	2001	2002
Selling, general and administrative expense as a percent of net sales	31.6%	30.6%	30.3%

In 2002, we recognized a charge of $15.6 million to write-down an investment in a supply chain tool intended to support our private label division. Due to changes in business strategy, we determined that this asset was impaired. This charge reduced this asset to its estimated market value.

Excluding the effect of the write-down, selling, general and administrative expenses as a percentage of net sales decreased in 2002 to 30.1% from 30.6% in the prior year. This decrease is the result of improvements in bad debt and selling expense and reductions in sales promotion. These costs were partially offset by higher distribution costs and higher information systems expense. Bad debt expense decreased as both delinquency and write-off trends stabilized. Selling expense decreased primarily due to continued efficiencies in shipping costs at Nordstrom Direct. Sales promotion decreased as Nordstrom Direct executed planned reductions in catalog size and number of mailings consistent with sales trends. Distribution costs increased primarily due to higher merchandise volumes and temporary inefficiencies caused by the implementation of our perpetual inventory system. The information

management's discussion and analysis

systems expense increase resulted from depreciation and rollout costs of our new perpetual inventory system.

In 2000, we recognized a charge of $13.0 million for certain severance and other costs related to a change in management. Also in 2000, we recorded an impairment charge of $10.2 million. Due to changes in business strategy, we determined that several software projects under development were either impaired or obsolete.

Excluding the effect of the severance and impairment charge, selling, general and administrative expenses as a percentage of net sales decreased in 2001 to 30.6% versus 31.2% in the prior year. This improvement in selling, general and administrative expenses as a percentage of net sales is due to reductions in sales promotion and improvements in selling expenses. Sales promotion expenses decreased due to the discontinuation of a company-wide brand advertising program. Selling expenses decreased as Nordstrom Direct improved the efficiency of their shipping and call center activities. These improvements were partially offset by an increase in bad debt on our credit cards due to increased delinquencies and write-offs.

In 2003, selling, general and administrative expenses as a percent of net sales are expected to improve slightly as we continue our *focus on expense management.*

Interest Expense, Net

Interest expense, net increased 9.2% in 2002 primarily due to lower capitalized interest. Capitalized interest decreased due to lower average balances during the year for construction and software in progress.

Interest expense, net increased 19.7% in 2001 due to higher average borrowings, partially offset by a decrease in interest rates.

Interest expense, net for 2003 is expected to be flat with 2002.

Write-down of Streamline.com, Inc.

We held an investment in Streamline.com, Inc., an Internet grocery and consumer goods delivery company. Streamline ceased its operations effective November 2000. During 2000 we wrote off our entire investment in Streamline, for a total expense of $32.9 million.

Minority Interest Purchase and Reintegration Costs

During 2002, we purchased the outstanding shares of Nordstrom.com, Inc. series C preferred stock for $70.0 million. The excess of the purchase price over the fair market value of the preferred stock and professional fees resulted in a one-time charge of $42.7 million. No tax benefit was recognized on the share purchase, as we do not believe it is probable that this benefit will be realized. The impact of not recognizing this income tax benefit increased our effective tax rate to 47% before the cumulative effect of accounting change.

Also in 2002, $10.4 million of expense was recognized related to the purchase of the outstanding Nordstrom.com options and warrants.

Service Charge Income and Other, Net (in millions)


$110
$117
$131
$134
$141
$150
$140
$130
$120
$110
$100
$90
98
99
00
01
02

Service charge income and other, net increased in 2002 primarily due to gains recorded from our VISA securitization. Securitization gains increased this year as credit spreads improved, the cost of funds decreased and bad debt write-offs stabilized. This increase was partially offset by a decline in service charge and late fee income resulting from a decline in our private label accounts receivable.

Service charge income declined slightly in 2001 due to lower interest rates, flat credit sales and a steady number of credit accounts.

In 2003, service charge income is expected to be higher due to a small increase in credit sales and credit accounts, and adjustments to interest rates charged.

management's discussion and analysis

Diluted Earnings per Share


$1.41
$1.46
$0.78
$0.93
$0.66
$1.60
$1.40
$1.20
$1.00
$0.80
98
99
00
01
02

Earnings per share decreased in 2002 due to the write down of the supply chain tool, the minority interest purchase and reintegration costs and the cumulative effect of accounting change. Excluding the impact of these charges, earnings per share would have been $1.19, an increase from the prior year of 28.0%. This increase was primarily driven by an increase in comparable store sales, an improvement in gross profit percent and a decrease in selling, general and administrative expenses as a percent of sales.

Earnings per share for 2001 were 19.2% higher than 2000 due to charges recognized in 2000, which include the write-down of Streamline, the management severance and the asset impairments. Excluding the impact of these charges, 2000 earnings per share would have been $1.04 resulting in a 2001 earnings per share decrease of 10.6%. This decrease is primarily due to a decline in comparable store sales and a decline in gross profit percent offset by decreases in selling, general and administrative expenses as a percent of sales.

Fourth Quarter Results

Fourth quarter 2002 earnings per share were $0.44 compared with $0.38 in 2001. Total sales for the quarter increased by 7.3% versus the same quarter in the prior year and comparable store sales increased by 1.9%. The increase in sales was primarily due to the opening of eight full-line stores and four Nordstrom Rack stores during the year. Gross profit as a percentage of sales was flat with the same quarter in the prior year.

Selling, general and administrative expenses as a percent of sales decreased in the quarter compared to the prior year primarily due to improved selling costs and reduced sales promotion offset by higher distribution costs and information systems expense.

LIQUIDITY AND CAPITAL RESOURCES

We finance our working capital needs, capital expenditures, acquisitions and share repurchase activity with a combination of cash flows from operations and borrowings.

We believe that our operating cash flows, existing cash and available credit facilities are sufficient to finance our operations and planned growth for the foreseeable future.

Operating Activities

Our operations are seasonal in nature. The second quarter, which includes our Anniversary Sale, accounts for approximately 28% of net sales, while the fourth quarter, which includes the holiday season, accounts for about 29% of net sales. Cash requirements are highest in the third quarter as we build our inventory for the holiday season.

The decrease in net cash provided by operating activities between 2002 and 2001 was primarily due to increases in inventories and accounts receivable partially offset by an increase in net earnings before noncash items and an increase in our accrual for income taxes. Inventory grew as we added stores during the year. Accounts receivable increased as Nordstrom VISA credit sales improved. The increased income tax accrual resulted from the timing of payments.

Net cash provided by operating activities increased approximately $235 million in 2001 compared to 2000 primarily due to decreases in inventories and accounts receivable. The inventories decreased as a result of improved inventory management, while accounts receivable declined due to lower credit sales.

In 2003, cash flows provided by operating activities are expected to remain fairly consistent with 2002. Inventory increases from store openings are expected to slow, offset by slower increases in accounts payable. Accounts receivable should increase modestly as credit sales grow.

Investing Activities

For the last three years, investing activities have primarily consisted of capital expenditures, the minority interest purchase of Nordstrom.com and the acquisition of Façonnable.

management's discussion and analysis

Capital Expenditures

Our capital expenditures over the last three years totaled approximately $738 million, net of developer reimbursements, principally to add stores, improve existing facilities and purchase or develop new information systems. More than 3.9 million square feet of retail store space has been added during this period, representing an increase of 27% since January 31, 2000.

We plan to spend approximately $700-$750 million, net of developer reimbursements, on capital projects during the next three years. Compared to the previous three years, we plan to open fewer stores, slow spending on information systems and increase our spending on the improvement of existing facilities. In the information systems area, we are in the process of replacing our point of sale system, which we expect to be substantially completed by 2004.

At January 31, 2003, approximately $227 million has been contractually committed primarily for the construction of new stores or remodeling of existing stores. Although we have made commitments for stores opening in 2003 and beyond, it is possible that some stores may not be opened as scheduled because of delays in the development process, or because of the termination of store site negotiations.

Total Square Footage (in thousands)


13,593
14,487
16,056
17,048
18,428
20,000
18,000
16,000
14,000
12,000
10,000
8,000
98
99
00
01
02

Acquisition

In 2000, we acquired Façonnable, S.A.S. in exchange for $88 million of cash and 5,074,000 shares of our common stock, for a total consideration of $169 million. The purchase provides for a contingent payment to a former owner that may be paid after five years from the acquisition date. If the former owner continues to have involvement in the business and performance targets are met, the contingent payment could approximate $12 million. The contingent payment will be expensed when it becomes probable that the targets will be met.

Financing Activities

Financing activities primarily consist of share repurchases, dividend payments, as well as proceeds and payments on debt.

Share Repurchase

In May 1995, the Board of Directors authorized $1.1 billion of share repurchases. As of January 31, 2003, we have purchased 39 million shares of our common stock for $1 billion, with remaining share repurchase authority of $82 million. The share repurchase represents 24% of the shares outstanding as of May 1995 after adjusting for the 1998 stock split, at an average price per share of $25.93.

Dividends

In 2002, we paid $.38 per share in common stock dividends, the sixth consecutive annual dividend increase. We paid $.36 and $.35 per share of common stock in fiscal 2001 and 2000.

Debt to Capital Ratio

By the end of 2001, our debt to capital ratio had increased to 52.1% as a result of retail expansion, share repurchases and an acquisition. By the end of 2002, this ratio had decreased to 49.6%. Our near-term goal is to reduce this ratio to be in the range of 40% to 45%.

Debt

In May 2002, we replaced the $200 million variable funding note backed by Nordstrom VISA credit card receivables with 5-year term notes also backed by the VISA credit card receivables. Class A and B notes with a combined face value of $200 million were issued to third party investors. We used the proceeds to retire the $200 million outstanding on the variable funding note. Based on SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" this debt and the related assets are not reflected in our consolidated balance sheets.

management's discussion and analysis

In November 2001, we issued $300 million of Class A notes backed by Nordstrom private label receivables. These notes bear a fixed interest rate of 4.82% and have a maturity of five years. Both the debt and related assets are included in our consolidated balance sheets. A portion of the proceeds was used to pay-down approximately $77 million in medium-term notes and the purchase of Nordstrom.com, Inc.'s preferred stock for $70 million. The remaining proceeds will be used for general corporate purposes and capital expansion.

In October 2000, we issued $300 million of 8.95% senior notes due in 2005. These proceeds were used to reduce short-term indebtedness, to fund the acquisition of Façonnable, and for general corporate purposes.

Interest Rate Swaps

We entered into a variable interest rate swap agreement in the fourth quarter of 2002. The swap had a $250 million notional amount and a six-year term. Under the agreement, we received a fixed rate of 5.63% and paid a variable rate based on LIBOR plus a margin of 1.31% set at six-month intervals (3.25% at January 31, 2003). The swap agreement qualified as a fair value hedge and was recorded at fair value in other assets at January 31, 2003. Subsequent to January 31, 2003, we sold the interest rate swap and received cash of $2.3 million, which will be recognized as interest income evenly over the remaining life of the related debt.

In the third quarter of 2002, we sold the interest rate swap that converted our $300 million, 8.95% fixed-rate debt to variable rate. We received cash of $4.9 million, which will be recognized as interest income evenly over the remaining life of the related debt.

Noncash Financing

We own 49% of a limited partnership which constructed a new corporate office building in which we are the primary occupant. During the first quarter of 2002, the limited partnership refinanced its construction loan obligation with an $85 million mortgage secured by the property, of which $79 million was included in our balance sheet at January 31, 2003. The obligation has a fixed interest rate of 7.68% and a term of 18 years.

Available Credit

In November 2001, we entered into a $300 million unsecured revolving credit facility that expires in November 2004. As of January 31, 2003, no borrowings have been made against this revolving credit facility.

Also in November 2001, we issued a variable funding note backed by Nordstrom private label receivables with a $200 million capacity. As of January 31, 2003, no borrowings were outstanding against this note.

Additionally, we have universal shelf registrations on file with the Securities and Exchange Commission that permit us to offer an additional $450 million of securities to the public. These registration statements allow us to issue various types of securities, including debt, common stock, warrants to purchase common stock, warrants to purchase debt securities and warrants to purchase or sell foreign currency.

Contractual Obligations

The following table summarizes our contractual obligations and the expected effect on liquidity and cash flows.

Fiscal Year	Total	Less than 1 Year	1-3 Years	4-5 Years	Over 5 Years
Long-term Debt	$1,338.4	$5.2	$407.9	$307.1	$618.2
Capital Leases	16.0	1.1	2.2	2.2	10.5
Operating Leases	780.4	73.2	141.3	123.9	442.0
Construction Commitments	227.3	165.2	62.1	—	—
Total	$2,362.1	$244.7	$613.5	$433.2	$1,070.7

management's discussion and analysis

Debt Ratings

The following table shows our credit ratings at the date of this report.

Credit Ratings	Moody's*	Standard and Poor's*
Senior unsecured debt	**Baa1**	**A-**
Commercial paper	**P-2**	**A-2**

* negative outlook

These ratings could change depending on our performance and other factors. A significant ratings drop could result in the termination of the $200 million Nordstrom private label receivables variable funding note and a change in interest rates on the $300 million 8.95% senior notes and the $300 million revolving credit facility. The remainder of our outstanding debt is not subject to termination or interest rate adjustments based on changes in credit ratings.

Critical Accounting Policies

The preparation of our financial statements requires that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. We regularly evaluate our estimates including those related to doubtful accounts, inventory valuation, intangible assets, income taxes, self-insurance liabilities, post-retirement benefits, contingent liabilities and litigation. We base our estimates on historical experience and on other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. The following discussion highlights the policies we feel are critical.

Revenue Recognition

We recognize revenues net of estimated returns and exclude sales tax. Retail stores record revenue at the point of sale. Catalog and Internet sales include shipping revenue and are recorded upon delivery to the customer. Our sales return liability is estimated based on historical return levels.

Inventory

Our inventory is stated at the lower of cost or market using the retail inventory method (first-in, first-out basis). Under the retail method, inventory is valued by applying a cost-to-retail ratio to the ending retail value of inventory. As our inventory retail value is adjusted regularly to reflect market conditions, our inventory method approximates the lower of cost or market. Factors considered in determining markdowns include current and anticipated demand, customer preferences, age of the merchandise and fashion trends. We also reserve for obsolescence based on historical trends and specific identification. Shrinkage is estimated as a percentage of sales for the period from the last inventory date, based on historical shrinkage losses.

Vendor Allowances

We receive allowances from merchandise vendors for purchase price adjustments, cooperative advertising programs and cosmetic selling expenses. Purchase price adjustments are recorded as a reduction of cost of sales at the point they have been earned and the related merchandise has been sold. Allowances for cooperative advertising programs and cosmetic selling expenses are recorded as a reduction of selling, general and administrative expense when the advertising or selling expense is incurred.

Self Insurance

We are self insured for certain losses related to health and welfare, workers' compensation and general liability. We record estimates of the total cost of claims incurred as of the balance sheet date. These estimates are based on analysis of historical data and actuarial estimates.

Allowance for Doubtful Accounts

We evaluate the collectibility of our customer accounts receivable based on several factors, including historical trends, aging of accounts, write-off experience and expectations of future performance. Delinquent accounts are usually written off after the passage of 151 days without receiving a full scheduled monthly payment. Accounts are written off sooner in the event of customer bankruptcy or other circumstances that make further collection unlikely.

Off-balance Sheet Financing

We have $200 million in outstanding term notes backed by our Nordstrom VISA credit card receivables. On an ongoing basis, our Nordstrom VISA receivables are transferred to a master note trust which has issued Class A and B notes to third party investors. We hold securities that represent our retained interests in the trust.

management's discussion and analysis

We recognize gains or losses on the sale of Nordstrom VISA receivables to the trust based on the difference between the face value of the receivables sold and the fair value of the assets created during the securitization process. The fair value of the assets is calculated as the present value of their expected cash flows. The discount rates used to calculate present value represent the volatility and risk of the assets. Significant assumptions and judgments are made to estimate the present value of expected cash flows and to determine the fair value of our retained interest. We have no other off-balance sheet transactions.

Realization of Deferred Tax Assets

In January 2003, we sold our Denver Credit facility generating a capital gain for tax purposes of $15.4 million, which was used to offset a portion of our existing capital loss carryforwards. Capital loss carryforwards of $19.0 million remain available to offset capital gain income in the next three years. No valuation allowance reserve has been provided because we believe it is probable that the full benefit of these carryforwards will be realized.

Our purchase of the outstanding shares of Nordstrom.com, Inc. series C preferred stock resulted in an expense of $40.4 million which we believe will not be deductible for tax purposes. As a result, we have established a valuation allowance reserve of $16.5 million to offset the deferred tax asset related to this purchase.

Recent Accounting Pronouncements

SFAS No. 141 "Business Combinations" - SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and establishes specific criteria for the recognition of goodwill separate from other intangible assets. Adoption of SFAS No. 141 did not have a material impact on our financial statements.

SFAS No. 142 "Goodwill and Other Intangible Assets" - Under SFAS No. 142, goodwill and intangible assets having indefinite lives will no longer be amortized but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their estimated useful lives. Adoption of SFAS No. 142 resulted in an impairment charge and a reduction in amortization expense, which is detailed in Note 2 of the Notes to Consolidated Financial Statements.

SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" - SFAS No. 144 retains the fundamental provisions of SFAS No. 121, but establishes new criteria for asset classification and broadens the scope of qualifying discontinued operations. The adoption of this statement did not have a material impact on our financial statements.

We adopted SFAS No. 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" in the second quarter of 2002. SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements related to extinguishments of debt, provisions of the Motor Carrier Act of 1980 and lease transactions. The adoption of this statement did not have a material impact on our financial statements.

SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" was also adopted by us in the second quarter of 2002. SFAS No. 146 nullifies EITF 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" by requiring that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred versus when an entity is committed to an exit plan. The adoption of this statement did not have a material impact on our financial statements.

We adopted SFAS No. 148 "Accounting for Stock-Based Compensation" in the fourth quarter of 2002. SFAS No. 148 amends SFAS No. 123 of the same name and provides alternative transition methods for a voluntary change to fair value based accounting for stock-based employee compensation. SFAS No. 148 also requires more prominent and frequent disclosures about the effects of stock-based compensation. Adoption of SFAS No. 148 did not have a material impact on our financial statements.

In November 2002, the Emerging Issues Task Force reached a consensus on certain issues discussed in EITF 02-16, "Accounting by a Reseller for Cash Consideration Received from a Vendor." This pronouncement addresses the timing and classification of cash payments received by a reseller from a vendor. Adoption of EITF 02-16 did not have a material impact on our financial statements.

In November 2002, the FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including

management's discussion and analysis

Indirect Guarantees of the Indebtedness of Others." FIN 45 elaborates on the disclosures made by a guarantor and also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. Adoption of FIN 45 in the fourth quarter of 2002 did not have a material impact on our financial statements.

Cautionary Statement

The preceding disclosures included forward-looking statements regarding our performance, liquidity and adequacy of capital resources. These statements are based on our current assumptions and expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Forward-looking statements are qualified by the risks and challenges posed by increased competition, shifting consumer demand, changing consumer credit markets, changing capital markets, changing interest rates and general economic conditions, hiring and retaining effective team members, sourcing merchandise from domestic and international vendors, investing in new business strategies, achieving our growth objectives and the impact of economic and competitive market forces, including the impact of terrorist activity or the impact of war. As a result, while we believe there is a reasonable basis for the forward-looking statements, you should not place undue reliance on those statements. This discussion and analysis should be read in conjunction with the consolidated financial statements and the Eleven-Year Statistical Summary.

independent auditors' and management reports

Independent Auditors' Report

We have audited the accompanying consolidated balance sheets of Nordstrom, Inc. and subsidiaries (the "Company") as of January 31, 2003 and 2002, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended January 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Nordstrom, Inc. and subsidiaries as of January 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

The Company changed its method of accounting for goodwill and other intangible assets upon adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, for the year ended January 31, 2003, as discussed in Note 2 to the consolidated financial statements.



Deloitte & Touche LLP

Seattle, Washington

March 28, 2003

Management Report

We are responsible for preparing our financial statements and the other information that appears in the annual report. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include estimates based on our best judgment.

We maintain a comprehensive system of internal controls and procedures designed to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with established procedures. The concept of reasonable assurance is based on the recognition that the cost of maintaining the system of internal accounting controls should not exceed the benefit derived from the system.

Deloitte and Touche LLP audits our financial statements in accordance with auditing standards generally accepted in the United States of America and provides an objective, independent review of our internal controls and the fairness of our reported financial condition and results of operations.

The Audit Committee, which is comprised of six independent directors, meets periodically with our management and the independent auditors to ensure that each is properly fulfilling its responsibilities. The Committee oversees our systems of internal control, accounting practices, financial reporting and audits to ensure their quality, integrity and objectivity are sufficient to protect shareholders' investments.



Michael G. Koppel

Executive Vice President and Chief Financial Officer

consolidated statements of earnings

Dollars in thousands except per share amounts

Year ended January 31,	2003	% of sales	2002	% of sales	2001	% of sales
Net sales	$5,975,076	100.0	$5,634,130	100.0	$5,528,537	100.0
Cost of sales and related buying and occupancy	(3,971,372)	(66.5)	(3,765,859)	(66.8)	(3,649,516)	(66.0)
Gross profit	2,003,704	33.5	1,868,271	33.2	1,879,021	34.0
Selling, general and administrative	(1,813,968)	(30.3)	(1,722,635)	(30.6)	(1,747,048)	(31.6)
Operating income	189,736	3.2	145,636	2.6	131,973	2.4
Interest expense, net	(81,921)	(1.4)	(75,038)	(1.4)	(62,698)	(1.1)
Write-down of investment	—	—	—	—	(32,857)	(0.6)
Minority interest purchase and reintegration costs	(53,168)	(0.9)	—	—	—	—
Service charge income and other, net	140,977	2.4	133,890	2.4	130,600	2.3
Earnings before income taxes and cumulative effect of accounting change	195,624	3.3	204,488	3.6	167,018	3.0
Income taxes	(92,041)	(1.6)	(79,800)	(1.4)	(65,100)	(1.2)
Earnings before cumulative effect of accounting change	103,583	1.7	124,688	2.2	101,918	1.8
Cumulative effect of accounting change (net of tax)	(13,359)	(0.2)	—	—	—	—
Net earnings	$90,224	1.5	$124,688	2.2	$101,918	1.8
Basic earnings per share	$0.67		$0.93		$0.78	
Diluted earnings per share	$0.66		$0.93		$0.78	
Cash dividends paid per share	$0.38		$0.36		$0.35	

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

consolidated balance sheets

Dollars in thousands

January 31,	2003	2002
Assets		
Current assets:		
Cash and cash equivalents	$208,329	$331,327
Accounts receivable, net	759,262	698,475
Merchandise inventories	953,112	888,172
Prepaid expenses	40,261	36,888
Other current assets	111,654	102,249
Total current assets	2,072,618	2,057,111
Land, buildings and equipment, net	1,761,544	1,761,082
Goodwill, net	40,355	38,198
Tradename, net	100,133	100,133
Other assets	121,726	94,655
Total assets	$4,096,376	$4,051,179
Liabilities and Shareholders' Equity		
Current liabilities:		
Notes payable	$244	$148
Accounts payable	414,754	490,988
Accrued salaries, wages and related benefits	260,562	236,373
Income taxes and other accruals	188,986	144,402
Current portion of long-term debt	5,545	78,227
Total current liabilities	870,091	950,138
Long-term debt	1,341,826	1,351,044
Deferred lease credits	383,100	342,046
Other liabilities	129,302	93,463
Shareholders' equity:		
Common stock, no par:		
500,000,000 shares authorized;		
135,444,041 and 134,468,608		
shares issued and outstanding	358,069	341,316
Unearned stock compensation	(2,010)	(2,680)
Retained earnings	1,014,105	975,203
Accumulated other comprehensive earnings	1,893	649
Total shareholders' equity	1,372,057	1,314,488
Total liabilities and shareholders' equity	$4,096,376	$4,051,179

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

consolidated statements of shareholders' equity

Dollars in thousands except per share amounts

	Common Stock		Unearned Stock	Retained	Accum. Other Comprehensive	
	Shares	Amount	Compensation	Earnings	Earnings	Total
Balance at February 1, 2000	132,279,988	$247,559	$(8,593)	$929,616	$17,032	$1,185,614
Net earnings	—	—	—	101,918	—	101,918
Other comprehensive earnings:						
Unrealized loss on investment during period, net of tax	—	—	—	—	(23,461)	(23,461)
Reclassification of realized loss, net of tax	—	—	—	—	6,429	6,429
Foreign currency translation adjustment	—	—	—	—	2,824	2,824
Comprehensive net earnings:	—	—	—	—	—	87,710
Cash dividends paid ($.35 per share)	—	—	—	(45,935)	—	(45,935)
Issuance of common stock for:						
Stock option plans	181,910	4,039	—	—	—	4,039
Employee stock purchase plan	165,842	2,211	—	—	—	2,211
Business acquisition	5,074,000	77,696	—	—	—	77,696
Stock compensation	(14,075)	(1,111)	4,853	—	—	3,742
Purchase and retirement of common stock	(3,889,908)	—	—	(85,509)	—	(85,509)
Balance at January 31, 2001	133,797,757	330,394	(3,740)	900,090	2,824	1,229,568
Net earnings	—	—	—	124,688	—	124,688
Other comprehensive earnings:						
Foreign currency translation adjustment	—	—	—	—	(2,175)	(2,175)
Comprehensive net earnings:	—	—	—	—	—	122,513
Cash dividends paid ($.36 per share)	—	—	—	(48,265)	—	(48,265)
Issuance of common stock for:						
Stock option plans	186,165	3,788	—	—	—	3,788
Employee stock purchase plan	541,677	6,754	—	—	—	6,754
Stock compensation	19,009	380	1,060	—	—	1,440
Purchase and retirement of common stock	(76,000)	—	—	(1,310)	—	(1,310)
Balance at January 31, 2002	134,468,608	341,316	(2,680)	975,203	649	1,314,488
Net earnings	—	—	—	90,224	—	90,224
Other comprehensive earnings:						
Foreign currency translation adjustment	—	—	—	—	7,755	7,755 [1]
SERP adjustment, net of tax	—	—	—	—	(6,511)	(6,511) [1]
Comprehensive net earnings:	—	—	—	—	—	91,468
Cash dividends paid ($.38 per share)	—	—	—	(51,322)	—	(51,322)
Issuance of common stock for:						
Stock option plans	350,004	7,959	—	—	—	7,959
Employee stock purchase plan	596,351	8,062	—	—	—	8,062
Stock compensation	29,078	732	670	—	—	1,402
Balance at January 31, 2003	135,444,041	$358,069	$(2,010)	$1,014,105	$1,893	$1,372,057

[1] The ending balance of the foreign currency translation adjustment and SERP adjustment, net of tax was $8,404 and $(6,511) as of January 31, 2003.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

consolidated statements of cash flows

Dollars in thousands

Year ended January 31,	2003	2002	2001
Operating Activities			
Net earnings	$90,224	$124,688	$101,918
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization of buildings and equipment	233,931	213,089	203,048
Amortization of intangible assets	—	4,630	1,251
Amortization of deferred lease credits and other, net	(22,179)	(8,886)	(12,761)
Stock-based compensation expense	1,130	3,414	6,480
Deferred income taxes, net	6,190	16,114	(3,234)
Cumulative effect of accounting change, net of tax	13,359	—	—
Write-down of investment	—	—	32,857
Impairment of IT investment	15,570	—	10,227
Minority interest purchase expense	40,389	—	—
Change in operating assets and liabilities, net of effects from acquisition of business:			
Accounts receivable, net	(58,397)	22,556	(102,945)
Merchandise inventories	(117,379)	80,246	(120,729)
Prepaid expenses	521	(2,438)	(1,191)
Other assets	3,378	(16,770)	(3,821)
Accounts payable	(9,826)	(18,241)	58,212
Accrued salaries, wages and related benefits	23,763	(203)	17,850
Income tax liabilities and other accruals	43,771	(10,413)	5,309
Other liabilities	14,227	12,088	(7,184)
Net cash provided by operating activities	278,672	419,874	185,287
Investing Activities			
Capital expenditures	(328,166)	(396,048)	(330,347)
Additions to deferred lease credits	97,673	126,383	92,361
Proceeds from sale-leaseback of Denver Credit facility	20,000	—	—
Minority interest purchase	(70,000)	—	—
Payment for acquisition, net of cash acquired	—	—	(83,828)
Other, net	(3,513)	(3,104)	(1,781)
Net cash used in investing activities	(284,006)	(272,769)	(323,595)
Financing Activities			
Proceeds (payments) from notes payable	96	(82,912)	12,126
Proceeds from issuance of long-term debt	1,665	300,000	308,266
Principal payments on long-term debt	(87,697)	(18,640)	(58,191)
Proceeds from sale of interest rate swap	4,931	—	—
Proceeds from issuance of common stock	14,663	10,090	5,768
Cash dividends paid	(51,322)	(48,265)	(45,935)
Purchase and retirement of common stock	—	(1,310)	(85,509)
Net cash (used in) provided by financing activities	(117,664)	158,963	136,525
Net (decrease) increase in cash and cash equivalents	(122,998)	306,068	(1,783)
Cash and cash equivalents at beginning of year	331,327	25,259	27,042
Cash and cash equivalents at end of year	$208,329	$331,327	$25,259

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

notes to consolidated financial statements

Dollars in thousands except per share amounts

Note 1: Summary of Significant Accounting Policies

The Company: We are a fashion specialty retailer offering high-quality apparel, shoes and accessories for women, men and children with 142 U.S. stores located in 27 states.

We also operate 23 Façonnable boutiques located primarily in Europe. Additionally, we generate catalog and Internet sales through Nordstrom Direct (formerly known as Nordstrom.com) and service charge income through Nordstrom Credit, Inc.

Change in Fiscal Year: Beginning February 1, 2003, our fiscal year end will change from January 31 to the Saturday closest to January 31. Each fiscal year will consist of four 13 week quarters, with an extra week added onto the fourth quarter every five to six years. This fiscal calendar is widely used in the retail industry.

Basis of Presentation: The consolidated financial statements include the balances of Nordstrom, Inc. and its subsidiaries for the entire fiscal year. All significant intercompany transactions and balances are eliminated in consolidation.

Use of Estimates: We make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications: Certain reclassifications of prior year balances have been made for consistent presentation with the current year.

Revenue Recognition: We record revenues net of estimated returns and exclude sales tax. Retail stores record revenue at the point of sale. Catalog and Internet sales include shipping revenue and are recorded upon delivery to the customer.

Buying and Occupancy Costs: Buying costs consist primarily of salaries and expenses incurred by our merchandise managers, buyers and private label product development group. Occupancy costs include rent, depreciation, property taxes and operating costs of our retail and distribution facilities.

Shipping and Handling Costs: Our shipping and handling costs include payments to third-party shippers and costs to store, move and prepare merchandise for shipment. Shipping and handling costs of $42,506, $30,868 and $38,062 in 2002, 2001 and 2000 were included in selling, general and administrative expenses.

Advertising: Costs for newspaper, television, radio and other media are generally expensed as they occur. Direct response advertising costs, such as catalog book production and printing costs, are expensed over the life of the catalog, not to exceed six months. Total advertising expenses were $144,482, $145,341 and $190,991 in 2002, 2001 and 2000.

Store Preopening Costs: Store opening and preopening costs are expensed as they occur.

Stock Compensation: We apply APB No. 25, "Accounting for Stock Issued to Employees," in measuring compensation costs under our stock-based compensation programs, which are described more fully in Note 17.

If we had elected to recognize compensation cost based on the fair value of the options and shares at grant date, net earnings and earnings per share would have been as follows:

Year ended January 31,	2003	2002	2001
Net earnings, as reported	**$90,224**	**$124,688**	**$101,918**
Incremental stock-based compensation expense under fair value, net of tax	(19,674)	(17,252)	(13,458)
Pro forma net earnings	**$70,550**	**$107,436**	**$88,460**
Earnings per share:			
Basic—as reported	**$0.67**	**$0.93**	**$0.78**
Basic—pro forma	**$0.52**	**$0.80**	**$0.68**
Diluted—as reported	**$0.66**	**$0.93**	**$0.78**
Diluted—pro forma	**$0.52**	**$0.80**	**$0.67**

Cash Equivalents: Cash equivalents are short-term investments with a maturity of three months or less from the date of purchase.

Cash Management: Our cash management system provides for the reimbursement of all major bank disbursement accounts on a daily basis. Accounts payable at January 31, 2002 includes $31,817 of checks not yet presented for payment drawn in excess of cash balances.

notes to consolidated financial statements

Customer Accounts Receivable: Based on industry practices, installments maturing in more than one year or deferred payment accounts receivable are included in current assets.

Merchandise Inventories: Merchandise inventories are valued at the lower of cost or market, using the retail method (first-in, first-out basis).

Land, Buildings and Equipment: Depreciation is computed using a combination of accelerated and straight-line methods. Estimated useful lives by major asset category are as follows:

Asset	Life (in years)
Buildings	**5-40**
Store fixtures and equipment	**3-15**
Leasehold improvements	**Shorter of life of lease or asset life**
Software	**3-7**

Asset Impairment: We review our intangibles and other long-lived assets annually for impairment or when circumstances indicate the carrying value of these assets may not be recoverable.

Deferred Lease Credits: We receive developer reimbursements as incentives to construct stores in certain developments. We capitalize the property, plant and equipment for these stores during the construction period. At the end of the construction period, developer reimbursements in excess of construction costs are recorded as deferred lease credits and amortized as a reduction to rent expense, on a straight-line basis over the life of the applicable lease or operating covenant. Construction costs in excess of developer reimbursements are recorded as prepaid rent and amortized as rent expense on a straight-line basis over the life of the applicable lease or operating covenant.

Foreign Currency Translation: The assets and liabilities of our foreign subsidiary have been translated to U.S. dollars using the exchange rates effective on the balance sheet date, while income and expense accounts are translated at the average rates in effect during the year. Resulting translation adjustments are recorded as other comprehensive earnings.

Income Taxes: We use the asset and liability method of accounting for income taxes. Using this method, deferred tax assets and liabilities are recorded based on differences between financial reporting and tax basis of assets and liabilities. The deferred tax assets and liabilities are calculated using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Loyalty Programs: We have customer loyalty programs in which customers receive points for qualifying purchases. Upon the accumulation of a certain number of points, customers receive a merchandise certificate. We accrue the cost of anticipated merchandise certificate redemptions upon issuance of the certificate to the customer. The related expense is recorded in selling, general and administrative expense.

Vendor Allowances: We receive allowances from merchandise vendors for purchase price adjustments, cooperative advertising programs and cosmetic selling expenses. Purchase price adjustments are recorded as a reduction of cost of sales at the point they have been earned and the related merchandise has been sold. Allowances for cooperative advertising programs and cosmetic selling expenses are recorded as a reduction of selling, general and administrative expense when the advertising or selling expense is incurred.

Fair Value of Financial Instruments: The carrying amounts of cash equivalents and notes payable approximate fair value. The fair value of long-term debt, including current maturities, using quoted market prices of the same or similar issues, was approximately $1,443,000 and $1,378,000 at January 31, 2003 and 2002.

Derivatives Policy: We limit our use of derivative financial instruments to the management of foreign currency and interest rate risks. The effect of these activities is not material to our financial condition or results of operations. We have no material off-balance sheet credit risk, and the fair value of derivative financial instruments at January 31, 2003 and 2002 was not material.

Recent Accounting Pronouncements: In February 2002, we adopted the following three pronouncements:
SFAS No. 141 "Business Combinations" - SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and establishes specific criteria for the recognition of goodwill separate from other intangible assets. Adoption of SFAS No. 141 did not have a material impact on our financial statements.

notes to consolidated financial statements

SFAS No. 142 "Goodwill and Other Intangible Assets" - Under SFAS No. 142, goodwill and intangible assets having indefinite lives will no longer be amortized but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their estimated useful lives. Adoption of SFAS No. 142 resulted in an impairment charge and a reduction in amortization expense, which is detailed in Note 2.

SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" - SFAS No. 144 retains the fundamental provisions of SFAS No. 121, but establishes new criteria for asset classification and broadens the scope of qualifying discontinued operations. The adoption of this statement did not have a material impact on our financial statements.

We adopted SFAS No. 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" in the second quarter of 2002. SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements related to extinguishments of debt, provisions of the Motor Carrier Act of 1980 and lease transactions. The adoption of this statement did not have a material impact on our financial statements.

SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" was also adopted by us in the second quarter of 2002. SFAS No. 146 nullifies EITF 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" by requiring that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred versus when an entity is committed to an exit plan. The adoption of this statement did not have a material impact on our financial statements.

We adopted SFAS No. 148 "Accounting for Stock-Based Compensation" in the fourth quarter of 2002. SFAS No. 148 amends SFAS No. 123 of the same name and provides alternative transition methods for a voluntary change to fair value based accounting for employee stock compensation. SFAS No. 148 also requires more prominent and frequent disclosures about the effects of stock-based compensation. Adoption of SFAS No. 148 did not have a material impact on our financial statements.

In November 2002, the Emerging Issues Task Force reached a consensus on certain issues discussed in EITF 02-16, "Accounting by a Reseller for Cash Consideration Received from a Vendor." This pronouncement addresses the timing and classification of cash payments received by a reseller from a vendor. Adoption of EITF 02-16 did not have a material impact on our financial statements.

In November 2002, the FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others." FIN 45 elaborates on the disclosures made by a guarantor and also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. Adoption of FIN 45 in the fourth quarter of 2002 did not have a material impact on our financial statements.

Note 2: Cumulative Effect of Accounting Change

Effective February 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which establishes new accounting and reporting requirements for goodwill and other intangible assets. Under SFAS No. 142, goodwill and intangible assets having indefinite lives will no longer be amortized but will be subject to annual impairment tests.

In connection with the adoption of SFAS No. 142, we reviewed the classification and useful lives of our intangible assets. Our intangible assets were determined to be either goodwill or indefinite lived tradename.

As required by SFAS No. 142, we defined our reporting unit as the Façonnable Business Unit, one level below our reportable Retail Stores segment. We then tested our intangible assets for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value was determined using a discounted cash flow methodology. SFAS No. 142 requires us to perform these impairment tests at adoption and at least annually thereafter. We expect to perform our impairment test annually during our first quarter or when circumstances indicate we should do so. Our initial impairment test resulted in an impairment charge to goodwill of $21,900 in the first quarter of 2002, while the tradename was determined not to be impaired. The goodwill impairment resulted from a reduction in management's estimate of future growth for this reporting unit. The impairment charge is reflected as a cumulative effect of accounting change.

notes to consolidated financial statements

The changes in the carrying amount of our intangible assets for the year ended January 31, 2003, are as follows:

	Retail Stores Segment		Catalog/ Internet Segment	
	Goodwill	Tradename	Goodwill	Total
February 1, 2002	**$38,198**	**$100,133**	**$ —**	**$138,331**
Goodwill impairment	**(21,900)**	—	—	**(21,900)**
Goodwill acquired through purchase of minority interest (see Note 21)	—	—	**24,057**	**24,057**
January 31, 2003	**$16,298**	**$100,133**	**$24,057**	**$140,488**

The following table shows the actual results of operations as well as pro-forma results adjusted to exclude intangible amortization and the cumulative effect of accounting change.

Year ended January 31,	**2003**	**2002**	**2001**
Reported net earnings	**$90,224**	**$124,688**	**$101,918**
Intangible amortization, net of tax	—	**2,824**	**763**
Cumulative effect of accounting change, net of tax	**13,359**	—	—
Adjusted net earnings	**$103,583**	**$127,512**	**$102,681**

Basic and diluted earnings per share:

Year ended January 31,	**2003**		**2002**	**2001**
Earnings per share:	**Basic**	**Diluted**	**Basic and Diluted**	
Reported net earnings	**$0.67**	**$0.66**	**$0.93**	**$0.78**
Intangible amortization, net of tax	—	—	**0.02**	—
Cumulative effect of accounting change, net of tax	**0.10**	**0.10**	—	—
Adjusted net earnings	**$0.77**	**$0.76**	**$0.95**	**$0.78**

Before adoption of SFAS No. 142, we amortized our intangible assets over their estimated useful lives on a straight-line basis ranging from 10 to 35 years. Accumulated amortization of intangible assets was $5,881 as of January 31, 2003 and 2002.

Note 3: Acquisition

In 2000, we acquired Façonnable, S.A.S., of Nice, France, a designer, wholesaler and retailer of high quality men's and women's apparel and accessories. We paid $87,685 in cash and issued 5,074,000 shares of our common stock for a total consideration of $168,868. The purchase provides for a contingent payment to a former owner that may be paid after five years from the acquisition date. If the former owner continues to have involvement in the business and performance targets are met, the contingent payment could approximate $12,000. The contingent payment will be expensed when it becomes probable that the targets will be met.

Note 4: Employee Benefits

We provide a profit sharing plan and 401(k) plan for our employees. The profit sharing plan is non-contributory and is fully funded by us. The Board of Directors establishes our contribution to the profit sharing plan each year. The 401(k) plan is funded by voluntary employee contributions. In addition, we provide matching contributions up to a stipulated percentage of employee contributions. Our contributions to the profit sharing plan and matching contributions to the 401(k) plan totaled $35,162, $28,525 and $29,113 in 2002, 2001 and 2000.

notes to consolidated financial statements

Note 5: Postretirement Benefits

We have an unfunded Supplemental Executive Retirement Plan ("SERP"), which provides retirement benefits to certain officers and select employees. Effective February 2003, the SERP was amended to change the target benefit, eliminate the offset of our contributions to the 401k and profit sharing plans and make additional participants eligible. Certain grandfathered participants will remain under the previous plan provisions.

The following provides a reconciliation of benefit obligations and funded status of the SERP:

January 31,	2003	2002
Change in benefit obligation:		
Benefit obligation at beginning of year	$34,411	$23,543
Service cost	1,447	1,092
Interest cost	3,537	2,668
Amortization of adjustments	2,941	1,821
Change in additional minimum liability	7,760	7,308
Distributions	(2,523)	(2,021)
Benefit obligations at end of year	$47,573	$34,411
Funded status of plan:		
Under funded status	$(50,125)	$(39,547)
Unrecognized transitional obligation	—	324
Unrecognized prior service cost	3,805	6,396
Unrecognized loss	15,074	6,983
Accrued pension cost	$(31,246)	$(25,844)
Balance sheet amounts:		
Additional minimum liability	$(16,327)	$(8,567)
Intangible asset	3,805	6,720

The components of SERP expense and a summary of significant assumptions are as follows:

Year ended January 31,	2003	2002	2001
Service cost	$1,447	$1,092	$630
Interest cost	3,537	2,668	2,044
Amortization of adjustments	2,941	1,821	688
Total SERP expense	$7,925	$5,581	$3,362
Assumption percentages:			
Discount rate	7.00%	7.25%	7.50%
Rate of compensation increase	4.00%	5.00%	5.00%

Note 6: Interest Expense, Net

The components of interest expense, net are as follows:

Year ended January 31,	2003	2002	2001
Short-term debt	$677	$3,741	$12,682
Long-term debt	89,850	83,225	58,988
Total interest expense	90,527	86,966	71,670
Less:			
Interest income	(4,254)	(1,545)	(1,330)
Capitalized interest	(4,352)	(10,383)	(7,642)
Interest expense, net	**$81,921**	**$75,038**	**$62,698**

Note 7: Investment

In September 1998, we made an investment in Streamline.com, Inc., an Internet grocery and consumer goods delivery company. Streamline ceased its operations effective November 2000, after failing to obtain additional capital to fund its operations. During 2000, we wrote-off our entire investment in Streamline, for a total pre-tax loss on the investment of $32,857.

notes to consolidated financial statements

Note 8: Income Taxes

Income tax expense consists of the following:

Year ended January 31,	2003	2002	2001
Current income taxes:			
Federal	$76,901	$58,122	$79,778
State and local	10,633	6,142	11,591
Total current income taxes	87,534	64,264	91,369
Deferred income taxes:			
Current	(4,225)	(7,217)	(11,215)
Non-current	8,732	22,753	(15,054)
Total deferred income taxes	4,507	15,536	(26,269)
Total before cumulative effect of accounting change	92,041	79,800	65,100
Deferred income taxes on cumulative effect of accounting change	(8,541)	—	—
Total tax expense	$83,500	$79,800	$65,100

A reconciliation of the statutory Federal income tax rate to the effective tax rate on earnings before the cumulative effect of accounting change is as follows:

Year ended January 31,	2003	2002	2001
Statutory rate	35.00%	35.00%	35.00%
State and local income taxes, net of Federal income taxes	3.78	3.93	3.93
Change in valuation allowance	8.45	—	—
Other, net	(0.18)	.09	.05
Effective tax rate	47.05%	39.02%	38.98%

Deferred income taxes reflect the net tax effect of temporary differences between amounts recorded for financial reporting purposes and amounts used for tax purposes. The major components of deferred tax assets and liabilities are as follows:

January 31,	2003	2002
Accrued expenses	$35,480	$33,896
Compensation and benefits accruals	52,969	48,584
Merchandise inventories	25,831	24,643
Capital loss carryforwards	7,406	13,399
Loss on minority interest purchase	16,532	—
Other	28,835	21,123
Total deferred tax assets	167,053	141,645
Land, buildings and equipment basis and depreciation differences	(50,401)	(49,978)
Employee benefits	(9,657)	(9,771)
Other	(3,891)	(3,195)
Total deferred tax liabilities	(63,949)	(62,944)
Valuation allowance	(16,532)	—
Net deferred tax assets	$86,572	$78,701

In January 2003 we sold our Denver Credit facility, generating a capital gain for tax purposes of $15,367 which was used to offset a portion of our existing capital loss carryforwards. Capital loss carryforwards of $18,990 remain available to offset capital gain income in the next three years. No valuation allowance has been provided because we believe it is probable that the full benefit of these carryforwards will be realized.

Our purchase of the outstanding shares of Nordstrom.com, Inc. series C preferred stock resulted in an expense of $40,389 which we believe will not be deductible for tax purposes. As a result, we have established a valuation allowance of $16,532 to offset the deferred tax asset related to this purchase.

notes to consolidated financial statements

Note 9: Earnings Per Share

Basic earnings per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share uses the weighted average number of common shares outstanding during the year plus dilutive common stock equivalents, primarily stock options and performance share units.

Options with an exercise price greater than the average market price were not included in diluted earnings per share. These options totaled 7,259,273, 8,563,996 and 7,409,387 shares in 2002, 2001 and 2000.

Year ended January 31,	2003	2002	2001
Net earnings	$90,224	$124,688	$101,918
Basic shares	135,106,772	134,104,582	131,012,412
Basic earnings per share	$0.67	$0.93	$0.78
Dilutive effect of stock options and performance share units	617,468	234,587	100,673
Diluted shares	135,724,240	134,339,169	131,113,085
Diluted earnings per share	$0.66	$0.93	$0.78

Note 10: Accounts Receivable

The components of accounts receivable are as follows:

January 31,	2003	2002
Private label trade receivables:		
Unrestricted	$15,599	$16,242
Restricted	613,647	628,271
Allowance for doubtful accounts	(22,385)	(23,022)
Private label trade receivables, net	606,861	621,491
VISA securitization master trust certificates	123,220	55,659
Other	29,181	21,325
Accounts receivable, net	$759,262	$698,475

The restricted private label receivables back the $300 million of Class A notes and the $200 million variable funding note issued by us in November 2001. Other accounts receivable consist primarily of vendor receivables and cosmetic rebates receivable.

Bad debt expense totaled $29,080, $34,750 and $20,368 in 2002, 2001 and 2000.

Note 11: Off-balance Sheet Financing

In May 2002, we replaced our $200 million variable funding note backed by VISA credit card receivables ("VISA VFN") with 5-year term notes also backed by the VISA credit card receivables. Class A and B notes with a combined face value of $200 million were issued to third party investors. These proceeds were used to retire the $200 million outstanding on the VISA VFN. We hold securities that represent our retained interests in a master note trust. The carrying amounts of the retained interests approximate fair value and are included in accounts receivable.

In accordance with SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," our consolidated balance sheets do not include this debt and the related receivables. These related VISA credit card receivables are sold to the trust on an ongoing basis.

We recognize gains or losses on the sale of VISA receivables to the trust based on the difference between the face value of the receivables sold and the fair value of the assets created in the securitization process. The receivables sold to the trust are then allocated between the various interests in the trust based on those interests' relative fair market values. The fair values of the assets are calculated as the present value of their expected future cash flows. The following table summarizes the estimated fair values of our retained interests as well as the assumptions used:

January 31,	2003
Fair value of retained interests:	$124,791
Assumptions:	
Weighted average remaining life (in months)	2.8
Average credit losses	6.38%
Average gross yield	17.81%
Average interest expense on issued securities	1.70%
Average payment rate	20.94%
Discount rates of retained interests:	
Class C Certificate	16.79%
Seller Retained Interest	10.51%
Interest Only Strip	19.92%

These discount rates represent the volatility and risk of the assets and are calculated using an established formula that considers both the current interest rate environment and credit spreads.

notes to consolidated financial statements

The following table illustrates the sensitivity in the fair market value estimates of the retained interests given independent changes in assumptions as of January 31, 2003:

	+10%	+20%	-10%	-20%
Gross Yield	$1,207	$2,414	$(1,207)	$(2,414)
Interest Expense				
on Issued Classes	(76)	(152)	76	152
Card Holders Payment Rate	(99)	(296)	207	384
Charge Offs	(531)	(1,059)	533	1,069
Discount Rate	(337)	(673)	339	680

The following table summarizes certain income, expenses and cash flows received from and paid to the master note trust.

Year ended January 31,	2003	2002	2001
Principal collections reinvested			
in new receivables	$824,715	$669,582	$485,422
Gains on sales of receivables	8,290	3,147	5,356
Income earned on			
retained interests	10,786	6,711	9,035
Cash flows from retained assets:			
Retained interests	28,100	11,916	10,050
Servicing fees	5,407	8,440	8,121

Interest income earned on the retained interests is included in service charge income and other on the consolidated statements of earnings.

The total principal balance of the VISA receivables was $323,101 and $258,075 as of January 31, 2003 and 2002. Gross credit losses were $18,580 and $17,050 for the years ended January 31, 2003 and 2002, and receivables past due for more than 30 days were $8,519 and $8,170 at January 31, 2003 and 2002.

The following table illustrates default projections using net credit losses as a percentage of average outstanding receivables in comparison to actual performance:

Year ended January 31,	2004	2003	2002
Original projection	6.16%	7.66%	5.99%
Actual	N/A	6.59%	6.62%

Under the terms of the trust agreement, we may be required to fund certain amounts upon the occurrence of specific events. The securitization agreements set a maximum percentage of receivables that can be associated with employee accounts. As of January 31, 2003, this maximum was exceeded by $1,500. It is possible that we may be required to repurchase these receivables. Aside from this instance, we do not believe any additional funding will be required.

Our continued involvement in the securitization of VISA receivables will include recording gains/losses on sales in accordance with SFAS No. 140 and recognizing income on retained assets as prescribed by EITF 99-20 "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets," holding subordinated, non-subordinated and residual interests in the trust, and servicing the portfolio.

Note 12: Receivable-backed Securities

In 2001, we issued $300 million of receivable-backed securities supported by substantially all of our private label credit card receivables. This transaction is accounted for as a secured financing.

Total principal receivables of the securitized portfolio at January 31, 2003 and 2002 were approximately $609,784 and $625,516, and receivables more than 30 days past due were approximately $16,973 and $19,301. Net charged off receivables for the years ending January 31, 2003 and 2002 were $29,555 and $28,134. The private label receivables also serve as collateral for a variable funding facility with a limit of $200,000. Interest on the facility varies based on the actual cost of commercial paper plus specified fees. Nothing was outstanding on this facility at January 31, 2003 or 2002.

notes to consolidated financial statements

Our continuing involvement in the securitization of private label receivables will include pledging new receivables to the master note trust, accounting for the transaction as a secured financing and servicing the portfolio.

Note 13: Land, Buildings and Equipment

Land, buildings and equipment consist of the following:

January 31,	2003	2002
Land and land improvements	$60,692	$59,141
Buildings	829,885	683,926
Leasehold improvements	943,555	910,291
Capitalized software	150,655	46,603
Store fixtures and equipment	1,222,842	1,142,169
Construction in progress	436,891	582,361
	3,644,520	3,424,491
Less accumulated depreciation and amortization	(1,882,976)	(1,663,409)
Land, buildings and equipment, net	$1,761,544	$1,761,082

Capitalized software includes external direct costs, internal direct labor and employee benefits, as well as interest associated with the development of the computer software. Depreciation begins in the period in which the software is ready for its intended use. Construction in progress includes $61,384 and $127,847 of software in progress at January 31, 2003 and 2002.

The total cost of capitalized leased buildings was $13,884 at January 31, 2003 and 2002, with related accumulated amortization of $9,261 and $8,854. The amortization of capitalized leased buildings was recorded in depreciation expense.

In January 2003, we sold our Denver Credit facility for $20,000 and subsequently leased it back. A gain of $103 was recorded at the time of the sale, while the remaining gain of $15,919 will be recognized as a reduction to rent expense evenly over the 15 year life of the lease.

At January 31, 2003, we have contractual commitments of approximately $227,340 primarily for the construction of new stores or remodeling of existing stores.

Note 14: Notes Payable

A summary of notes payable is as follows:

Year ended January 31,	2003	2002	2001
Average daily short-term borrowings	$370	$81,647	$192,392
Maximum amount outstanding	15,000	177,100	360,480
Weighted average interest rate:			
During the year	2.0%	4.6%	6.6%
At year-end	—	—	6.4%

Short-term borrowings during the year represent amounts drawn on our variable funding note, which is described in Note 12.

We have an unsecured line of credit totaling $300,000, which is available as liquidity support for our commercial paper program, and expires in November 2004. The line of credit agreement contains restrictive covenants, which include maintaining certain financial ratios. We pay a commitment fee for the line based on our debt rating. At January 31, 2003 and 2002, there were no borrowings on the line of credit.

Additionally, in connection with the purchase of foreign merchandise, we have outstanding import letters of credit totaling $58,059 and standby letters of credit totaling $20,649 at January 31, 2003.

notes to consolidated financial statements

Note 15: Long-Term Debt

A summary of long-term debt is as follows:

January 31,	2003	2002
Receivable-backed PL Term, 4.82%, due 2006	$300,000	$300,000
Senior debentures, 6.95%, due 2028	300,000	300,000
Senior notes, 5.625%, due 2009	250,000	250,000
Senior notes, 8.95%, due 2005	300,000	300,000
Medium-term notes, 7.25%, due 2002	—	76,750
Notes payable, 6.7%, due 2005	100,000	100,000
Other	97,371	102,521
Total long-term debt	1,347,371	1,429,271
Less current portion	(5,545)	(78,227)
Total due beyond one year	$1,341,826	$1,351,044

In the third quarter of 2002, we sold the interest rate swap that converted our $300,000, 8.95% fixed-rate debt to variable rate. We received cash of $4,931, which will be recognized as interest income evenly over the remaining life of the related debt.

We entered into a variable interest rate swap agreement effective in the fourth quarter of 2002. The swap had a $250 million notional amount and a six-year term. Under the agreement, we received a fixed rate of 5.63% and paid a variable rate based on LIBOR plus a margin of 1.31% set at six-month intervals (3.25% at January 31, 2003). The swap agreement qualified as a fair value hedge and was recorded at fair value in other assets at January 31, 2003. Subsequent to January 31, 2003, we sold the interest rate swap and received cash of $2,341, which will be recognized as interest income evenly over the remaining life of the related debt.

We own a 49% interest in a limited partnership which constructed a new corporate office building in which we are the primary occupant. During the first quarter of 2002, the limited partnership refinanced its construction loan obligation with an $85,000 mortgage secured by the property, of which $79,319 was included on our balance sheet at January 31, 2003. This financial obligation will be amortized as we make rental payments to the limited partnership over the 18 year life of the permanent financing. The obligation has a fixed interest rate of 7.68% and a term of 18 years.

Required principal payments on long-term debt, excluding capital lease obligations, are as follows:

Year ended January 31,	
2004	$5,226
2005	4,683
2006	403,171
2007	303,538
2008	3,584
Thereafter	618,232

notes to consolidated financial statements

Note 16: Leases

We lease land, buildings and equipment under noncancelable lease agreements with expiration dates ranging from 2003 to 2080. Certain leases include renewal provisions at our option. Most of the leases provide for additional rent payments based upon specific percentages of sales and require us to pay for certain common area maintenance and other costs.

Year ended January 31,	*2003*	*2002*	*2001*
Minimum rent:			
Store locations	**$23,511**	**$26,951**	**$16,907**
Offices, warehouses and equipment	**25,851**	**20,144**	**21,070**
Percentage rent:			
Store locations	**7,776**	**8,047**	**9,241**
Total rent expense	**$57,138**	**$55,142**	**$47,218**

Future minimum lease payments as of January 31, 2003 are as follows:

Year ended January 31,	**Capital Leases**	**Operating Leases**
2004	**$1,120**	**$73,158**
2005	**1,120**	**73,053**
2006	**1,120**	**68,271**
2007	**1,120**	**63,796**
2008	**1,120**	**60,088**
Thereafter	**10,350**	**442,015**
Total minimum lease payments	**15,950**	**$780,381**
Less amount representing interest	**7,013**	
Present value of net minimum lease payments	**$8,937**	

Note 17: Stock-Based Compensation

Stock Option Plan: We have a stock option plan (the "Nordstrom, Inc. Plan") under which stock options, performance share units and restricted stock may be granted to key employees. Options vest over periods ranging from four to eight years, and expire ten years after the date of grant.

Performance Share Units: In 2002, 2001 and 2000 we granted 190,396, 273,864 and 355,072 performance share units which will vest over three years if certain financial goals are met. Employees may elect to receive common stock or cash upon vesting of these performance shares. At January 31, 2003 and 2002, $4,441 and $4,713 was recorded in accrued salaries, wages and related benefits for these performance shares. Employees who receive performance share units pay no monetary consideration. No amounts have been paid and no common stock has been issued in connection with this program. As of January 31, 2003 and 2002, 415,640 and 518,189 units were outstanding.

Restricted Stock: We also granted 30,069 and 180,000 shares of restricted stock in 1999 and 1998, with a weighted average fair value of $32.09 and $27.75. In September 2000, we accelerated the vesting of 144,000 shares of restricted stock resulting in compensation expense of $3,039, and cancelled 14,175 shares of restricted stock. In January 2002, we accelerated 9,536 unvested shares of restricted stock, resulting in compensation expense of $193. The remaining shares vested normally. As of January 31, 2003 and 2002, there were no shares of unvested restricted stock.

At January 31, 2003, approximately 6,391,703 shares are reserved for future stock option grants pursuant to the Plan.

We apply APB No. 25, "Accounting for Stock Issued to Employees," in measuring compensation costs under our stock-based compensation programs. Stock options are issued at the fair market value of the stock at the date of grant. Accordingly, we recognized no compensation cost for stock options issued under the plan. For performance share units, we record compensation expense over the performance period at the fair value of the stock on the date when it is probable that the employees will earn the units. Restricted stock compensation expense is based on the market price on the date of grant and is recorded over the vesting period. Stock-based compensation expense for 2002, 2001 and 2000 was $1,130, $3,414 and $6,480.

notes to consolidated financial statements

Stock option activity for the Nordstrom, Inc. Plan was as follows:

Year ended January 31,	2003		2002		2001	
	Shares	**Weighted-Average Exercise Price**	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding, beginning of year	**10,763,893**	**$24**	8,873,342	$27	8,135,301	$28
Granted	**2,423,966**	**25**	3,288,826	19	2,470,169	21
Exercised	**(350,004)**	**19**	(186,165)	18	(181,910)	20
Cancelled	**(951,510)**	**26**	(1,212,110)	25	(1,550,218)	28
Outstanding, end of year	**11,886,345**	**$25**	10,763,893	$24	8,873,342	$27
Options exercisable at end of year	**5,724,629**	**$26**	4,533,281	$27	3,833,379	$26

The following table summarizes information about stock options outstanding for the Nordstrom, Inc. Plan as of January 31, 2003:

	Options Outstanding			**Options Exercisable**	
Range of Exercise Prices	Shares	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
$13 – $22	5,499,006	7	$19	2,557,503	$20
$23 – $32	4,503,716	7	$26	1,716,077	$27
$33 – $40	1,883,623	6	$36	1,451,049	$35
	11,886,345	7	$25	5,724,629	$26

Stock option activity for the Nordstrom.com 1999 and 2000 Plans was as follows:

Year ended January 31,	2003		2002		2001	
	Shares	**Weighted-Average Exercise Price**	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding, beginning of year	**3,524,808**	**$1.73**	4,174,950	$1.72	1,373,950	$1.67
Granted	**112,500**	**1.92**	41,500	1.92	3,794,931	1.73
Exercised	**—**	**—**	—	—	(135,000)	1.67
Cancelled	**(3,637,308)**	**1.73**	(691,642)	1.68	(858,931)	1.68
Outstanding, end of year	**—**	**$—**	3,524,808	$1.73	4,174,950	$1.72
Options exercisable at end of year	**—**	**$—**	1,241,104	$1.68	703,750	$1.67

notes to consolidated financial statements

Nonemployee Director Stock Incentive Plan

In May 2002, our shareholders approved the 2002 Nonemployee Director Stock Incentive Plan under which we reserved 450,000 shares of our common stock for issuance to nonemployee directors. The plan authorizes the grant of awards in the form of restricted shares, stock units, nonqualified stock options or stock appreciation rights, or any combination of these forms. As of January 31, 2003, we issued 18,981 shares of common stock for a total expense of $405 and had 431,019 remaining shares available for issuance.

Nordstrom.com

Nordstrom.com had two stock option plans, the "1999 Plan" and the "2000 Plan," as well as warrants issued to vendors in exchange for services. In the third quarter of 2002, we purchased 3,608,322 options and 470,000 warrants in connection with the purchase of the minority interest in Nordstrom.com (see Note 21) for a total cash payment of $11,802. At January 31, 2003, there are no outstanding options or warrants for Nordstrom.com.

Employee Stock Purchase Plan

We offer an Employee Stock Purchase Plan ("ESPP") as a benefit to our employees. Employees participate through payroll deductions in amounts related to their base compensation. At the end of each offering period, the participants purchase shares at 85% of the lower of the fair market value at the beginning or the end of the offering period, usually six months. Under the ESPP, we issued 596,351, 541,677 and 165,842 shares in 2002, 2001 and 2000. As of January 31, 2003 and 2002, we had payroll deductions totaling $3,000 and $2,641 for the purchase of shares. We have 2,196,130 shares available for issuance at January 31, 2003.

Pacesetter Stock Plan

We granted 10,653, 6,687 and 100 shares of common stock to key employees under the Pacesetters stock plan in 2002, 2001 and 2000. The Pacesetter stock plan was established in 1997 to provide additional incentive to employees, officers, consultants or advisors to promote the success of the business. The related expense of $240, $130 and $2 was recorded in 2002, 2001 and 2000. As of January 31, 2003, we have 11,055 shares available for issuance.

Grants to Executive Officers

Options and performance share units granted to our president and four other most highly compensated individuals were 8.3%, 7.9% and 3.4% as a percent of total options and performance share units granted in 2002, 2001 and 2000.

SFAS No. 123

If we had elected to recognize compensation cost based on the fair value of the options and shares at grant date as prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," net earnings and earnings per share would have been the pro forma amounts shown below:

Year ended January 31,	**2003**	**2002**	**2001**
Net earnings, as reported	**$90,224**	**$124,688**	**$101,918**
Incremental stock-based compensation expense under fair value, net of tax	**(19,674)**	**(17,252)**	**(13,458)**
Pro forma net earnings	**$70,550**	**$107,436**	**$88,460**
Earnings per share:			
Basic—as reported	**$0.67**	**$0.93**	**$0.78**
Basic—pro forma	**$0.52**	**$0.80**	**$0.68**
Diluted—as reported	**$0.66**	**$0.93**	**$0.78**
Diluted—pro forma	**$0.52**	**$0.80**	**$0.67**

The Black-Scholes method was used to estimate the fair value of the options at grant date based on the following factors:

Year ended January 31,	**2003**	**2002**	**2001**
Stock Options:			
Risk-free interest rate	**4.3%**	**4.8%**	**6.4%**
Volatility	**69.0%**	**68.0%**	**65.0%**
Dividend yield	**1.5%**	**1.3%**	**1.0%**
Expected life in years	**5.0**	**5.0**	**5.0**
Weighted-average fair value at grant date	**$14**	**$10**	**$12**
ESPP:			
Risk-free interest rate	**1.9%**	**4.3%**	**6.0%**
Volatility	**69.0%**	**68.0%**	**65.0%**
Dividend yield	**1.5%**	**1.3%**	**1.0%**
Expected life in years	**0.5**	**0.5**	**0.5**
Weighted-average fair value at grant date	**$7**	**$5**	**$6**

notes to consolidated financial statements

For Nordstrom.com, we used the following weighted-average assumptions:

Year ended January 31,	2003	2002	2001
Risk-free interest rate	—	4.5%	6.2%
Volatility	—	127.0%	121.0%
Dividend yield	—	0.0%	0.0%
Expected life in years	—	4.0	4.0
Weighted-average fair value at grant date	—	$1.56	$1.39

Note 18: Supplementary Cash Flow Information

We capitalize certain property, plant and equipment during the construction period of commercial buildings which is subsequently derecognized and reclassed to prepaid rent or deferred lease credits. We also had noncash activity related to the construction of our corporate office building. The noncash activity is as follows:

Year ended January 31,	2003	2002	2001
Noncash activity:			
Reclassification of new stores	$61,792	$75,555	—
Corporate office construction	(3,951)	36,120	—

Supplementary cash flow information includes the following:

Year ended January 31,	2003	2002	2001
Cash paid during the year for:			
Interest (net of capitalized interest)	$84,898	$77,025	$58,190
Income taxes	48,386	80,689	88,911

Note 19: Segment Reporting

We have four segments: Retail Stores, Credit Operations, Catalog/Internet, and Corporate and Other.

The Retail Stores segment derives its revenues from sales of high-quality apparel, shoes and accessories. It includes our full-line, Nordstrom Rack and Façonnable stores as well as our product development group, which coordinates the design and production of private label merchandise sold in our retail stores.

The Credit Operations segment revenues consist primarily of finance charges earned through issuance of the Nordstrom private label and VISA credit cards.

The Catalog/Internet segment generates revenues from direct mail catalogs and the Nordstrom.com website.

We use the same measurements to compute net earnings for reportable segments as we do for the consolidated company. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in Note 1.

notes to consolidated financial statements

The following tables set forth the information for our reportable segments and a reconciliation to the consolidated totals:

Year ended January 31, 2003	Retail Stores	Credit Operations	Catalog/ Internet	Corporate and Other	Eliminations	Total
Revenues from external customers (b)	$5,704,795	—	$270,281	—	—	$5,975,076
Service charge income	—	$133,587	—	—	—	133,587
Intersegment revenues	29,737	32,783	—	—	$(62,520)	—
Interest expense, net	191	23,582	972	$57,176	—	81,921
Depreciation and amortization	201,861	3,212	4,977	23,881	—	233,931
Earnings before taxes and cumulative effect of accounting change	442,115	21,194	(13,565)	(254,120)	—	195,624
Net earnings (loss)	256,339	12,929	(8,275)	(170,769)	—	90,224
Assets (a)(b)	2,677,790	750,510	97,853	570,223	—	4,096,376
Capital expenditures	230,864	2,058	4,507	90,737	—	328,166

Year ended January 31, 2002	Retail Stores	Credit Operations	Catalog/ Internet	Corporate and Other	Eliminations	Total
Revenues from external customers (b)	$5,356,875	—	$277,255	—	—	$5,634,130
Service charge income	—	$131,267	—	—	—	131,267
Intersegment revenues	20,192	25,514	—	—	$(45,706)	—
Interest expense, net	994	25,013	77	$48,954	—	75,038
Depreciation and amortization	182,960	2,253	5,498	22,378	—	213,089
Amortization of intangible assets	4,630	—	—	—	—	4,630
Earnings before taxes	402,299	10,652	(8,139)	(200,324)	—	204,488
Net earnings (loss)	245,305	6,495	(4,963)	(122,149)	—	124,688
Assets (a)(b)	2,570,375	699,454	69,457	711,893	—	4,051,179
Capital expenditures	379,819	2,054	2,554	11,621	—	396,048

Year ended January 31, 2001	Retail Stores	Credit Operations	Catalog/ Internet	Corporate and Other	Eliminations	Total
Revenues from external customers (b)	$5,217,889	—	$310,648	—	—	$5,528,537
Service charge income	—	$135,337	—	—	—	135,337
Intersegment revenues	30,294	12,440	—	—	$(42,734)	—
Interest expense, net	795	29,267	(604)	$33,240	—	62,698
Depreciation and amortization	176,758	1,786	7,552	16,952	—	203,048
Amortization of intangible assets	1,251	—	—	—	—	1,251
Earnings before taxes	440,212	18,851	(29,367)	(262,678)	—	167,018
Net earnings (loss)	268,627	11,503	(17,920)	(160,292)	—	101,918
Assets (a)(b)	2,557,616	703,077	68,010	279,800	—	3,608,503
Intangible assets	143,473	—	—	—	—	143,473
Capital expenditures	295,834	3,095	5,187	26,231	—	330,347

(a) Segment assets in Corporate and Other include unallocated assets in corporate headquarters, consisting primarily of land, buildings and equipment, and deferred tax assets.

(b) Includes sales of foreign operations of $75,645 and $68,487 for the years ended January 31, 2003 and 2002, and $12,318 for the period from October 24, 2000, the date of acquisition, to January 31, 2001, and assets of $219,861, $198,689 and $206,601 as of January 31, 2003, 2002 and 2001.

notes to consolidated financial statements

Note 20: Restructurings, Impairments and Other One-Time Charges

The following table provides a summary of restructuring, impairments and other charges:

Year ended January 31,	2003	2002	2001
Restructuring – employee severance	$—	$1,791	$—
Management severance	—	—	13,000
Asset impairment	15,570	—	10,227
Total charges	**$15,570**	**$1,791**	**$23,227**

In July 2002, we recognized a charge of $15,570 to write-down an IT investment in a supply chain tool intended to support our manufacturing division. Due to changes in business strategy, we determined that this asset was impaired. This charge to the Retail Stores segment reduced this asset to its estimated market value. The charge was recorded in selling, general and administrative expense.

During the year ended January 31, 2002, we streamlined our operations through a reduction in workforce of approximately 2,600 employees. As a result, we recorded a restructuring charge of $1,791 in selling, general and administrative expenses relating to severance for approximately 195 employees. Personnel affected were primarily located in the corporate center and in full-line stores.

During the year ended January 31, 2001, we recorded an impairment charge of $10,227, consisting of $9,627 recorded in selling, general and administrative expenses and $600 in interest expense. Due to changes in business strategy, we determined that several software projects under development were either impaired or obsolete. The charges consisted of $6,542 primarily related to the disposition of transportation management software. Additionally, merchandise software was written down $3,685 to its estimated fair value. We also accrued $13,000 for certain severance and other costs related to a change in management.

During the year ended January 31, 2000, we recorded a $10,000 charge in selling, general and administrative expenses primarily associated with the restructuring of our information technology services area. The charge consisted of $4,053 in the disposition of several software projects under development, $2,685 in employee severance and $1,206 in other miscellaneous costs. Additionally, we recorded $2,056 related to settlement costs for two lawsuits. The restructuring included the termination of 50 employees in the information technology department. At January 31, 2000, $1,452 of the charge remained unpaid.

The following table presents the activity and balances of the reserves established in connection with the restructuring charges:

Year ended January 31,	2003	2002	2001
Beginning balance	$—	$178	$1,452
Additions	—	1,791	—
Payments	—	(1,890)	(1,220)
Adjustments	—	(79)	(54)
Ending balance	**$—**	**$—**	**$178**

Note 21: Nordstrom.com

In May 2002, we paid $70,000 for the outstanding shares of Nordstrom.com, Inc. series C preferred stock in fulfillment of our put agreement with the minority interest holders of Nordstrom.com LLC. The excess of the purchase price over the fair market value of the preferred stock and professional fees resulted in a one-time charge of $42,736. No tax benefit was recognized, as we do not believe it is probable that this benefit will be realized. Purchase of the minority interest of Nordstrom.com also resulted in additional goodwill of $24,057.

In July 2002, we purchased 3,608,322 Nordstrom.com options and 470,000 warrants for $11,802. We recognized $10,432 of expense related to the purchase of these options and warrants.

The following table presents the charges associated with the minority interest purchase and reintegration costs.

Year ended January 31,	2003
Excess of the purchase price over the fair market value of the preferred stock	$40,389
Nordstrom.com option/warrant buyback expense	10,432
Professional fees incurred	2,347
Total	**$53,168**

notes to consolidated financial statements

Note 22: Vulnerability Due to Certain Concentrations

Approximately 30% of our retail square footage is located in the state of California. At January 31, 2003, the net book value of property located in California was approximately $263,000. We carry earthquake insurance in all states with a $50,000 deductible and a $50,000 payout limit per occurrence.

At January 31, 2003 and 2002, approximately 38% and 40% of our receivables were obligations of customers residing in California. Concentration of the remaining receivables is considered to be limited due to their geographical dispersion.

Note 23: Contingent Liabilities

We have been named in various lawsuits and intend to vigorously defend ourself. While we cannot predict the outcome of these lawsuits, we believe these matters will not have a material adverse effect on our financial position, results of operations or cash flows.

Cosmetics. Nordstrom was originally named as a defendant along with other department store and specialty retailers in nine separate but virtually identical class action lawsuits filed in various Superior Courts of the State of California in May, June and July 1998 that have now been consolidated in Marin County state court. In May 2000, plaintiffs filed an amended complaint naming a number of manufacturers of cosmetics and fragrances and two other retailers as additional defendants. Plaintiffs' amended complaint alleges that the retail price of the "prestige" cosmetics sold in department and specialty stores was collusively controlled by the retailer and manufacturer defendants in violation of the Cartwright Act and the California Unfair Competition Act.

Plaintiffs seek treble damages and restitution in an unspecified amount, attorneys' fees and prejudgment interest, on behalf of a class of all California residents who purchased cosmetics and fragrances for personal use from any of the defendants during the period four years prior to the filing of the amended complaint. Defendants, including us, have answered the amended complaint denying the allegations. The defendants have produced documents and responded to plaintiffs' other discovery requests, including providing witnesses for depositions. Plaintiffs have not yet moved for class certification. Pursuant to an order of the court, plaintiffs and defendants have participated in mediation sessions. The California state court has set a status conference for June 2003.

Washington Public Trust Advocates. In early 2002, we were named as one of 30 defendants in Washington Public Trust Advocates, ex rel., et al. v. City of Spokane, et al., filed in the Spokane County Superior Court, State of Washington. Plaintiff is a not-for-profit corporation bringing claims on behalf of the City of Spokane and the Spokane Parking Public Development Authority. The claims relate to the River Park Square Mall and Garage Project in Spokane, Washington (the "Project"), which includes a Nordstrom store. The portion of the complaint applicable to us seeks to recover from us the amount of a Department of Housing and Urban Development loan made to the developer of the Project. Damages are sought in the amount of $22.75 million, or a lesser amount to the extent that the HUD loan proceeds were used for the construction of the store and not as tenant improvements. Other portions of the complaint seek to invalidate bonds issued to finance the public parking garage serving the Project, terminate the lease of the parking garage by the City of Spokane, and rescind other agreements between the City of Spokane and the developer of the Project, as well as damages from the developer of the Project in unspecified amounts. The Complaint also alleges breach of fiduciary duties by various defendants, including us, to the people of the City of Spokane regarding lack of disclosures concerning the developer and the Project. By order dated August 9, 2002, the court granted our motion to dismiss us from that lawsuit. Plaintiff attempted to obtain direct review by the Washington Supreme Court which declined to hear the case and referred it to the Washington Court of Appeals. The Washington Court of Appeals has scheduled a hearing on the appeal for April 25, 2003.

Other. We are subject to routine litigation incidental to our business. No material liability is expected.

notes to consolidated financial statements

Note 24: Selected Quarterly Data (unaudited)

Year ended January 31, 2003	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Net sales	$1,245,761	$1,655,528	$1,323,201	$1,750,586	$5,975,076
Gross profit	421,464	551,263	449,354	581,623	2,003,704
Minority interest purchase and reintegration costs	(42,047)	(11,121)	—	—	(53,168)
(Loss)/earnings before cumulative effect of accounting change	(11,213)	36,335	18,427	60,034	103,583
Cumulative effect of accounting change (net of tax)	(13,359)	—	—	—	(13,359)
Net (loss)/earnings	(24,572)	36,335	18,427	60,034	90,224
Basic (loss)/earnings per share	(.18)	.27	.14	.44	.67
Diluted (loss)/earnings per share	(.18)	.27	.14	.44	.66
Dividends per share	.09	.09	.10	.10	.38
Common stock price					
High	26.29	26.87	21.93	22.39	26.87
Low	22.15	16.58	15.06	17.87	15.06

The per share amounts for the (loss)/earnings before cumulative effect of accounting change were $(0.08) for basic and diluted in the first quarter, and $0.77 and $0.76 for basic and diluted for the total year.

Year ended January 31, 2002	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Net sales	$1,218,040	$1,545,759	$1,239,241	$1,631,090	$5,634,130
Gross profit	419,610	504,851	402,280	541,530	1,868,271
Earnings before income taxes	40,555	63,499	17,095	83,339	204,488
Net earnings	24,755	38,699	10,495	50,739	124,688
Basic earnings per share	.18	.29	.08	.38	.93
Diluted earnings per share	.18	.29	.08	.38	.93
Dividends per share	.09	.09	.09	.09	.36
Common stock price					
High	21.17	22.75	22.97	25.50	25.50
Low	15.60	17.00	13.80	14.25	13.80

Nordstrom, Inc. common stock is traded on the New York Stock Exchange, NYSE Symbol JWN.

eleven-year statistical summary

Dollars in thousands except square footage and per share amounts

Year ended January 31,	2003	2002	2001	2000
Financial Position				
Customer accounts receivable, net	$730,081	$677,150	$699,687	$596,020
Merchandise inventories	953,112	888,172	945,687	797,845
Current assets	2,072,618	2,057,111	1,812,982	1,564,648
Current liabilities	870,091	950,138	950,568	866,509
Working capital	1,202,527	1,106,973	862,414	698,139
Working capital ratio	2.38	2.17	1.91	1.81
Land, buildings and equipment, net	1,761,544	1,761,082	1,599,938	1,429,492
Long-term debt, including current portion	1,347,371	1,429,271	1,112,296	804,982
Debt/capital ratio	.4955	.5209	.4929	.4249
Shareholders' equity	1,372,057	1,314,488	1,229,568	1,185,614
Shares outstanding	135,444,041	134,468,608	133,797,757	132,279,988
Book value per share	10.13	9.78	9.19	8.96
Total assets	4,096,376	4,051,179	3,608,503	3,062,081
Operations				
Net sales	5,975,076	5,634,130	5,528,537	5,149,266
Gross profit	2,003,704	1,868,271	1,879,021	1,789,506
Selling, general and administrative	(1,813,968)	(1,722,635)	(1,747,048)	(1,523,836)
Operating income	189,736	145,636	131,973	265,670
Interest expense, net	(81,921)	(75,038)	(62,698)	(50,396)
Write-down of investment	—	—	(32,857)	—
Minority interest purchase and reintegration costs	(53,168)	—	—	—
Service charge income and other, net	140,977	133,890	130,600	116,783
Earnings before income taxes and cumulative effect of accounting change	195,624	204,488	167,018	332,057
Income taxes	(92,041)	(79,800)	(65,100)	(129,500)
Earnings before cumulative effect of accounting change	103,583	124,688	101,918	202,557
Cumulative effect of accounting change (net of tax)	(13,359)	—	—	—
Net earnings	90,224	124,688	101,918	202,557
Basic earnings per share	.67	.93	.78	1.47
Diluted earnings per share	.66	.93	.78	1.46
Dividends per share	.38	.36	.35	.32
Comparable store sales percentage increase (decrease)	1.4%	(2.9%)	.3%	(1.1%)
Net earnings as a percent of net sales	1.51%	2.21%	1.84%	3.93%
Return on average shareholders' equity	6.72%	9.80%	8.44%	16.29%
Sales per square foot for Company-operated stores	319	321	342	350
Stores	166	156	140	104
Total square footage	18,428,000	17,048,000	16,056,000	14,487,000

1999	1998	1997	1996	1995	1994	1993
$567,661	$641,862	$693,123	$874,103	$655,715	$565,151	$584,379
750,269	826,045	719,919	626,303	627,930	585,602	536,739
1,668,689	1,613,492	1,549,819	1,612,776	1,397,713	1,314,914	1,219,844
794,490	979,031	795,321	833,443	693,015	631,064	516,397
874,199	634,461	754,498	779,333	704,698	683,850	703,447
2.10	1.65	1.95	1.94	2.02	2.08	2.36
1,378,006	1,252,513	1,152,454	1,103,298	984,195	845,596	824,142
868,234	420,865	380,632	439,943	373,910	438,574	481,945
.4214	.3194	.2720	.3232	.2575	.2934	.3337
1,300,545	1,458,950	1,457,084	1,408,053	1,330,437	1,153,594	1,038,649
142,114,167	152,518,104	159,269,954	162,226,288	164,488,196	164,118,256	163,949,594
9.15	9.57	9.15	8.68	8.09	7.03	6.34
3,103,689	2,890,664	2,726,495	2,732,619	2,396,783	2,177,481	2,053,170
5,049,182	4,864,604	4,457,931	4,113,717	3,895,642	3,591,228	3,415,613
1,704,237	1,568,791	1,378,472	1,310,931	1,297,018	1,121,539	1,079,608
(1,429,837)	(1,338,235)	(1,232,860)	(1,136,069)	(1,029,856)	(940,708)	(901,446)
274,400	230,556	145,612	174,862	267,162	180,831	178,162
(47,091)	(34,250)	(39,400)	(39,295)	(30,664)	(37,646)	(44,810)
—	—	—	—	—	—	—
—	—	—	—	—	—	—
110,414	110,907	135,331	134,179	98,311	88,509	86,140
337,723	307,213	241,543	269,746	334,809	231,694	219,492
(131,000)	(121,000)	(95,227)	(106,190)	(132,304)	(90,804)	(84,489)
206,723	186,213	146,316	163,556	202,505	140,890	135,003
—	—	—	—	—	—	—
206,723	186,213	146,316	163,556	202,505	140,890	135,003
1.41	1.20	.90	1.00	1.23	.86	.82
1.41	1.20	.90	1.00	1.23	.86	.82
.30	.265	.25	.25	.1925	.17	.16
(2.7%)	4.0%	0.6%	(0.7%)	4.4%	2.7%	1.4%
4.09%	3.83%	3.28%	3.98%	5.20%	3.92%	3.95%
14.98%	12.77%	10.21%	11.94%	16.30%	12.85%	13.73%
362	384	377	382	395	383	381
97	92	83	78	76	74	72
13,593,000	12,614,000	11,754,000	10,713,000	9,998,000	9,282,000	9,224,000

retail store facilities open at January 31, 2003

Location	Store Name	Square Footage	Year Store Opened
Southwest Group			
Arizona			
Chandler	Chandler Fashion Center	149,000	2001
Scottsdale	Scottsdale Fashion Square	235,000	1998
California			
Arcadia	Santa Anita	151,000	1994
Brea	Brea Mall	195,000	1989
Canoga Park	Topanga	154,000	1984
Cerritos	Los Cerritos Center	122,000	1981
Corte Madera	The Village at Corte Madera	116,000	1985
Costa Mesa	South Coast Plaza	235,000	1986
Escondido	North County	156,000	1986
Glendale	Glendale Galleria	147,000	1983
Los Angeles	The Grove	120,000	2002
Los Angeles	Westside Pavilion	150,000	1985
Mission Viejo	The Shops at Mission Viejo	172,000	1999
Montclair	Montclair Plaza	134,000	1986
Palo Alto	Stanford Shopping Center	187,000	1984
Pleasanton	Stoneridge Mall in Pleasanton	173,000	1990
Redondo Beach	The Galleria at South Bay	161,000	1985
Riverside	The Galleria at Tyler in Riverside	164,000	1991
Roseville	Galleria at Roseville	149,000	2000
Sacramento	Arden Fair	190,000	1989
San Diego	Fashion Valley	220,000	1981
San Diego	Horton Plaza	151,000	1985
San Diego	University Towne Centre	130,000	1984
San Francisco	San Francisco Shopping Centre	350,000	1988
San Francisco	Stonestown Galleria	174,000	1988
San Jose	Valley Fair	232,000	2001
San Mateo	Hillsdale Shopping Center	149,000	1982
Santa Ana	MainPlace/Santa Ana	169,000	1987
Santa Barbara	Paseo Nuevo in Santa Barbara	186,000	1990
Walnut Creek	Broadway Plaza in Walnut Creek	193,000	1984
Nevada			
Las Vegas	Fashion Show	207,000	2002
East Coast Group			
Connecticut			
Farmington	Westfarms	189,000	1997
Florida			
Boca Raton	Town Center at Boca Raton	193,000	2000
Coral Gables	Village of Merrick Park	212,000	2002
Orlando	The Florida Mall	174,000	2002
Tampa	International Plaza	172,000	2001
Georgia			
Atlanta	Perimeter Mall	243,000	1998
Buford	Mall of Georgia	172,000	2000
Maryland			
Annapolis	Annapolis Mall	162,000	1994
Bethesda	Montgomery Mall	225,000	1991
Columbia	The Mall in Columbia	173,000	1999
Towson	Towson Town Center	205,000	1992
New Jersey			
Edison	Menlo Park	204,000	1991
Freehold	Freehold Raceway Mall	174,000	1992
Paramus	Garden State Plaza	282,000	1990
Short Hills	The Mall at Short Hills	188,000	1995
New York			
Garden City	Roosevelt Field	241,000	1997
White Plains	The Westchester	219,000	1995
North Carolina			
Durham	The Streets at Southpoint	149,000	2002
Pennsylvania			
King of Prussia	The Plaza at King of Prussia	238,000	1996
Rhode Island			
Providence	Providence Place	206,000	1999
Virgina			
Arlington	The Fashion Centre at Pentagon City	241,000	1989
Dulles	Dulles Town Center	148,000	2002
McLean	Tysons Corner Center	253,000	1988
Norfolk	MacArthur Center	166,000	1999
Central States			
Illinois			
Chicago	Michigan Avenue	271,000	2000
Oak Brook	Oakbrook Center	249,000	1991
Schaumburg	Woodfield Shopping Center	215,000	1995
Skokie	Old Orchard Center	209,000	1994
Indiana			
Indianapolis	Circle Centre	216,000	1995
Kansas			
Overland Park	Oak Park Mall	219,000	1998
Michigan			
Troy	Somerset Collection	258,000	1996
Minnesota			
Bloomington	Mall of America	240,000	1992
Missouri			
Des Peres	West County	193,000	2002
Ohio			
Beachwood	Beachwood Place	231,000	1997
Columbus	Easton Town Center	174,000	2001
Texas			
Dallas	Dallas Galleria	249,000	1996
Frisco	Stonebriar Centre	149,000	2000
Hurst	North East Mall	149,000	2001

Location	Store Name	Square Footage	Year Store Opened
Northwest Group			
Alaska			
Anchorage	Anchorage	97,000	1975
Colorado			
Broomfield	FlatIron Crossing	172,000	2000
Littleton	Park Meadows	245,000	1996
Oregon			
Portland	Clackamas Town Center	121,000	1981
Portland	Downtown Portland	174,000	1977
Portland	Lloyd Center	150,000	1990
Salem	Salem Center	71,000	1980
Tigard	Washington Square	189,000	1994
Utah			
Murray	Fashion Place	110,000	1981
Orem	University Mall	122,000	2002
Salt Lake City	Crossroads Plaza	140,000	1980
Washington			
Bellevue	Bellevue Square	285,000	1982
Lynnwood	Alderwood Mall	127,000	1979
Seattle	Downtown Seattle	383,000	1998
Seattle	Northgate	122,000	1965
Spokane	Spokane	137,000	1999
Tacoma	Tacoma Mall	134,000	1966
Tukwila	Southcenter	170,000	1968
Vancouver	Vancouver	71,000	1977
Other			
Honolulu, HI	Ward Centre Shoes	16,000	2002
Façonnable	U.S. (5 boutiques)	46,000	
Façonnable	International (23 boutiques)	77,000	
Nordstrom Rack Group			
Chandler, AZ	Chandler Festival Rack	37,000	2000
Phoenix, AZ	Last Chance	48,000	1995
Scottsdale, AZ	Scottsdale Promenade Rack	38,000	2000
Brea, CA	Brea Union Plaza Rack	45,000	1999
Chino, CA	Chino Spectrum Towne Center Rack	38,000	2002
Colma, CA	Colma Rack	31,000	1987
Costa Mesa, CA	Metro Pointe at South Coast Rack	50,000	1997
Fresno, CA	Villaggio Retail Center Rack	32,000	2002
Glendale, CA	Glendale Fashion Center Rack	36,000	2000
Long Beach, CA	Long Beach CityPlace Rack	33,000	2002
Los Angeles, CA	The Promenade at Howard Hughes Center Rack	41,000	2001
Ontario, CA	Ontario Mills Mall Rack	40,000	2002
Oxnard, CA	Esplanade Shopping Center Rack	38,000	2001
Roseville, CA	Creekside Town Center Rack	36,000	2001
Sacramento, CA	Howe 'Bout Arden Center Rack	54,000	1999
San Diego, CA	Mission Valley Rack	57,000	1997
San Francisco, CA	555 Ninth Street Retail Center Rack	43,000	2001
San Jose, CA	Westgate Mall Rack	48,000	1998
San Leandro, CA	San Leandro Rack	44,000	1990
Woodland Hills, CA	Topanga Rack	64,000	1984
Littleton, CO	Meadows Marketplace Rack	34,000	1998
Broomfield, CO	Flatiron Marketplace Rack	36,000	2001
Buford, GA	Mall of Georgia Crossing Rack	44,000	2000
Honolulu, HI	Victoria Ward Center Rack	34,000	2000
Northbrook, IL	Northbrook Rack	40,000	1996
Oak Brook, IL	The Shops at Oak Brook Place Rack	42,000	2000
Schaumburg, IL	Woodfield Rack	45,000	1994
Gaithersburg, MD	Gaithersburg Rack	49,000	1999
Towson, MD	Towson Rack	31,000	1992
Grand Rapids, MI	Centerpointe Mall Rack	40,000	2001
Troy, MI	Troy Marketplace Rack	40,000	2000
Bloomington, MN	Mall of America Rack	41,000	1998
Las Vegas, NV	Silverado Ranch Plaza Rack	33,000	2001
Westbury, NY	The Mall at the Source Rack	48,000	1997
Beaverton, OR	Tanasbourne Town Center Rack	53,000	1998
Clackamas, OR	Clackamas Promenade Rack	28,000	1988
Portland, OR	Downtown Portland Rack	19,000	1986
King of Prussia, PA	The Overlook at King of Prussia Rack	45,000	2002
Philadelphia, PA	Franklin Mills Mall Rack [1]	43,000	1993
Hurst, TX	The Shops at North East Mall Rack	40,000	2000
Plano, TX	Preston Shepard Place Rack	39,000	2000
Salt Lake City, UT	Sugarhouse Rack	31,000	1991
Dulles, VA	Dulles Town Crossing Rack	41,000	2001
Woodbridge, VA	Potomac Mills Rack	46,000	1990
Auburn, WA	SuperMall of the Great Northwest Rack	48,000	1995
Bellevue, WA	Factoria Mall Rack	46,000	1997
Lynnwood, WA	Golde Creek Plaza Rack	38,000	1999
Seattle, WA	Downtown Seattle Rack	42,000	1987
Spokane, WA	NorthTown Mall Rack	28,000	2000

[1] Store closed January 26, 2003, however it has been treated as open for the full year.

officers of the corporation and executive team

Officers of the Corporation and Executive Team

Jammie Baugh, 50
Executive Vice President,
Human Resources, Full-line Stores

Laurie M. Black, 44
Executive Vice President
and President, Nordstrom Rack
MEMBER OF EXECUTIVE TEAM

Mark S. Brashear, 41
Executive Vice President
and President, Façonnable
MEMBER OF EXECUTIVE TEAM

James H. Bromley, 39
Executive Vice President and
President, Nordstrom Direct, Inc.
MEMBER OF EXECUTIVE TEAM

Dale Cameron, 54
Executive Vice President,
Corporate Merchandise Manager,
Cosmetics, Full-line Stores

Robert E. Campbell, 47
Vice President, Strategy and Planning,
Treasurer

Linda Toschi Finn, 55
Executive Vice President, Marketing
MEMBER OF EXECUTIVE TEAM

Bonnie M. Junell, 46
Vice President,
Corporate Merchandise Manager,
Point of View and Narrative,
Full-line Stores

Kevin T. Knight, 47
Executive Vice President,
Chairman and Chief Executive
Officer of Nordstrom fsb,
President of Nordstrom Credit, Inc.
MEMBER OF EXECUTIVE TEAM

Michael G. Koppel, 46
Executive Vice President and
Chief Financial Officer
MEMBER OF EXECUTIVE TEAM

Llynn (Len) A. Kuntz, 42
Executive Vice President,
WA/AK Regional Manager,
Full-line Stores

David P. Lindsey, 53
Vice President, Store Planning

David L. Mackie, 54
Vice President, Real Estate,
and Corporate Secretary

Robert J. Middlemas, 46
Executive Vice President,
Central States Regional Manager,
Full-line Stores

Jack H. Minuk, 48
Vice President,
Corporate Merchandise Manager,
Women's Shoes, Full-line Stores

Blake W. Nordstrom, 42
President
MEMBER OF EXECUTIVE TEAM

Bruce A. Nordstrom, 69
Chairman of the Board of Directors

Erik B. Nordstrom, 39
Executive Vice President,
Full-line Stores
MEMBER OF EXECUTIVE TEAM

Peter E. Nordstrom, 41
Executive Vice President and
President, Full-line Stores
MEMBER OF EXECUTIVE TEAM

James R. O'Neal, 44
Executive Vice President
and President,
Nordstrom Product Group
MEMBER OF EXECUTIVE TEAM

Suzanne R. Patneaude, 56
Vice President,
Corporate Merchandise Manager,
Designer/Savvy, Full-line Stores

R. Michael Richardson, 46
Vice President and
Chief Information Officer

Karen Bowman Roesler, 47
Vice President, Marketing
Nordstrom Credit Group

K. C. (Karen) Shaffer, 49
Executive Vice President,
Nordstrom Rack
NW Rack Regional Manager

Joel T. Stinson, 53
Executive Vice President and
Chief Administrative Officer
MEMBER OF EXECUTIVE TEAM

Delena M. Sunday, 42
Executive Vice President,
Human Resources and Diversity Affairs
MEMBER OF EXECUTIVE TEAM

Geevy S. K. Thomas, 38
Executive Vice President,
South Regional Manager,
Full-line Stores

board of directors

Board of Directors

D. Wayne Gittinger, 70
Partner,
Lane Powell Spears Lubersky LLP
Seattle, Washington

Enrique Hernandez Jr., 47
President and CEO,
Inter-Con Security Systems, Inc.
Pasadena, California

Jeanne P. Jackson, 51
Founder and General Partner,
MSP Capital
Newport, California

John A. McMillan, 71
Retired Co-Chairman
of the Board of Directors
Seattle, Washington

Bruce A. Nordstrom, 69
Chairman of the Board of Directors
Seattle, Washington

John N. Nordstrom, 66
Retired Co-Chairman
of the Board of Directors
Seattle, Washington

Alfred E. Osborne Jr., 58
Director of the Harold Price Center
for Entrepreneurial Studies and
Associate Professor of
Business Economics,
The Anderson School at UCLA
Los Angeles, California

William D. Ruckelshaus, 70
A Strategic Director,
Madrona Venture Group
Seattle, Washington

Stephanie M. Shern, 55
Former Vice Chairman and Partner,
Ernst & Young LLP
Little Falls, New Jersey

Bruce G. Willison, 54
Dean, The Anderson School at UCLA
Los Angeles, California

Alison A. Winter, 56
President, Northeast Personal
Financial Services,
The Northern Trust Corporation
Chicago, Illinois

Audit Committee

Enrique Hernandez Jr., Chair
Jeanne P. Jackson
Alfred E. Osborne Jr.
William D. Ruckelshaus
Stephanie M. Shern
Alison A. Winter

Compensation and Stock Option Committee

Enrique Hernandez Jr.
Jeanne P. Jackson
Alfred E. Osborne Jr.
William D. Ruckelshaus, Chair
Bruce G. Willison
Alison A. Winter

Corporate Governance and Nominating Committee

D. Wayne Gittinger
Enrique Hernandez Jr.
Alfred E. Osborne Jr., Chair
William D. Ruckelshaus

Executive Committee

John A. McMillan
Bruce A. Nordstrom
John N. Nordstrom

Finance Committee

D. Wayne Gittinger
John A. McMillan
John N. Nordstrom
Alfred E. Osborne Jr.
Bruce G. Willison
Alison A. Winter, Chair

shareholder information

Independent Auditors

Deloitte & Touche LLP
Seattle, Washington

Counsel

Lane Powell Spears Lubersky LLP
Seattle, Washington

Transfer Agent and Registrar

Mellon Investor Services LLC
P. O. Box 3315
South Hackensack, New Jersey 07606
Telephone (800) 318-7045
TDD for Hearing Impaired (800) 231-5469
Foreign Shareholders (201) 329-8660
TDD Foreign Shareholders (201) 329-8354

General Offices

1617 Sixth Avenue
Seattle, Washington 98101-1742
Telephone (206) 628-2111

Annual Meeting

May 20, 2003 at 11:00 a.m.
Pacific Daylight Time
Nordstrom Downtown Seattle Store
John W. Nordstrom Room, fifth floor
1617 Sixth Avenue
Seattle, Washington 98101-1742

Form 10-K

The Company's annual report on Form 10-K
for the year ended January 31, 2003
will be provided to shareholders
upon request to:
Nordstrom, Inc. Investor Relations
P. O. Box 2737
Seattle, Washington 98111
(206) 303-3200
invrelations@nordstrom.com

Shareholder Information

Please visit www.nordstrom.com
to obtain shareholder information.
In addition, the Company is always
willing to discuss matters of concern
to shareholders.



Front cover: Erik Ruter, Assistant Buyer, Men's Shoes, Washington and Alaska